   As filed with the Securities and Exchange Commission on November ___, 2000

                                              Registration No. _____ - _________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                         AMERICAN BIO MEDICA CORPORATION
                 (Name of Small Business Issuer in its charter)


               New York                             5122                      14-1702188
    (State or other jurisdiction of     (Primary Standard Industrial         (IRS Employer
    incorporation of organization)      Classification Code Number)       Identification No.)

                                 122 Smith Road
                           Kinderhook, New York 12106
                                  800-227-1243
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)

                                 Stan Cipkowski
                             Chairman, President and
                             Chief Executive Officer
                                 122 Smith Road
                           Kinderhook, New York 12106
                                  800-227-1243

            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:
                             Michael J. Gamsky, Esq.
                                Hopkins & Sutter
                           Three First National Plaza
                             Chicago, Illinois 60602
                                  (312)558-6750

Approximate date of commencement of proposed sale to the public: At such time or times after the Registration Statement becomes effective as the selling shareholder may determine.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE
----------------------------- --------------------------- --------------- -------------------- -------------------
                                                             Proposed
                                                             maximum
     Title of each class                 Amount              offering
     of securities to be                 to be              price per      Maximum aggregate       Amount of
          registered                   registered              share         offering price      registration fee
------------------------------------------------------------------------------------------------------------------
Common Shares                    1,408,450 shares            $1.125(1)        $1,584,506(1)           $418
------------------------------------------------------------------------------------------------------------------
Common Shares underlying
exercise of Warrants               953,283 shares            $1.1689          $1,114,293              $294
------------------------------------------------------------------------------------------------------------------
                                                          Total registration fee                      $712
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices for such common shares on November 14, 2000 as reported on the Nasdaq SmallCap Market.

(2) Pursuant to Rule 416, the Registration Statement also registers an indeterminate number of common shares as may be issued or become issuable upon and exercise of the Warrants in accordance with their respective terms to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                SUBJECT TO COMPLETION, DATED NOVEMBER ____, 2000


                         AMERICAN BIO MEDICA CORPORATION
                         2,361,733 SHARES COMMON SHARES

In this prospectus, "ABMC", "we", "us" and "our" refer to American Bio Medica Corporation.

2,361,733 common shares, par value $.01 per share are being offered by this prospectus, of which up to 953,283 are common shares issuable upon the exercise of common share purchase warrants. The shares will be sold from time to time by the selling shareholder named in this prospectus. We will not receive any of the proceeds from the sale of the shares.

Our common shares trade on the Nasdaq SmallCap Market under the symbol "ABMC". On November 14, 2000, the average for the high and low price of our common shares on the Nasdaq SmallCap Market was $1.125 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is ______ __, 2000


You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholder is offering to sell common shares, and seeking offers to buy common shares, only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

                                TABLE OF CONTENTS

                                                                   Page

SUMMARY..............................................................3

RISK FACTORS.........................................................4

FORWARD-LOOKING STATEMENTS...........................................7

USE OF PROCEEDS......................................................7

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.............7

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............8

BUSINESS............................................................14

MANAGEMENT..........................................................23

PRINCIPAL STOCKHOLDERS..............................................27

RELATED PARTY TRANSACTIONS..........................................28

DESCRIPTION OF SECURITIES...........................................29

SELLING SHAREHOLDER.................................................30

PLAN OF DISTRIBUTION................................................30

LEGAL MATTERS.......................................................31

EXPERTS.............................................................31

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES......................31

WHERE YOU CAN FIND ADDITIONAL INFORMATION...........................32

FINANCIAL STATEMENTS...............................................F-1

                                     SUMMARY

The information below is only a summary of more detailed information included in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully.

American Bio Medica Corporation

We are primarily engaged in acquiring, developing, manufacturing and marketing biomedical technologies and products. We own a technology, for which patents have been granted, for screening drugs of abuse, using the adopted trademark the "Rapid Drug Screen". Our common shares trade on the Nasdaq SmallCap Market under the trading symbol "ABMC".

We produce several versions of a drugs of abuse screening test, called the "Rapid Drug Screen" at our manufacturing facility in Columbia County, New York. The Rapid Drug Screen is a one-step test that allows a small urine sample to be tested for the presence or absence of up to nine drugs of abuse (cocaine, THC (marijuana), opiates, amphetamine, PCP, benzodiazepines, methamphetamine, barbiturates, and tricyclic antidepressants) simultaneously.

The competitively priced test is self-contained, thereby preventing exposure of the test administrator to the urine sample. In our opinion, the Rapid Drug Screen, which requires no mixing of reagents, pipetting, or manipulation of the test, is easier to use than any other competitive product. In addition, hundreds of controlled tests conducted by independent laboratories compared the Rapid Drug Screen with results produced by EMIT II, a standard laboratory test, and found a 100% correlation of both positive and negative test results. As a result, we believe that the Rapid Drug Screen is as accurate as that laboratory test.

Versions of the Rapid Drug Screen include two-two panel tests (cocaine and THC/methamphetamine and THC), three-three panel tests (THC, cocaine and opiates/THC, cocaine and amphetamine/THC, cocaine and methamphetamine), two-five panel tests (cocaine, THC, opiates, PCP and amphetamine/cocaine, THC, opiates, methamphetamine and amphetamine), an eight panel test (cocaine, THC, opiates, PCP, amphetamine, benzodiazepines, methamphetamines and barbiturates), and a nine panel test (includes all drugs of abuse from the eight panel in addition to tricyclic antidepressants). Additional versions of the Rapid Drug Screen can be produced by us, on special order, for any quantity (from two - nine) or configuration of drugs. The Federal Drug Administration (the "FDA") has granted 510(k) clearances for the three, five, eight, and nine panel tests and these tests can be sold in clinical as well as non-clinical markets. We have developed ten tests trademarked "Rapid One", each of which detects one drug of abuse (cocaine, THC, opiates, amphetamine, PCP, benzodiazepines, methamphetamines, barbiturates, tricyclic antidepressants and methadone). We have received 510(k) clearance on the cocaine, THC, opiates, amphetamine, barbiturates, and benzodiazepine Rapid One tests.

In January 2000, we acquired the exclusive rights for distribution and marketing of a patented onsite drug detection system in North and South America. We have adopted the trademark the "Drug Detector" for this product. The Drug Detector tests for the presence or absence of residue on surfaces from marijuana, cocaine, heroin, or methamphetamines without the need for urine, hair, or saliva samples.

We also own a patented low cost method for producing keratin proteins. We have no intention of developing or marketing our keratin technology at this time. Instead, we intend to concentrate on the production and marketing of our drug screen tests and pursuing development and acquisition strategies related to onsite diagnostic testing markets. We may develop or acquire additional biomedical technologies or products in the future unrelated to substance abuse testing.

Since our inception to April 30, 2000, we have an accumulated deficit of $11,643,000. We believe that our accumulated deficit is the result of the on-going development, marketing, and distribution of our Rapid Drug Screen test. During the year ended April 30, 2000, we sustained a net loss from operations of $2,136,000 and used net cash of $846,000 in operating activities. We are in the process of taking a number of steps to improve our financial prospects including focusing our efforts on sales of existing products, implementing certain cost reductions and production efficiencies and taking other measures to enhance profit margins.

Our headquarters are located at 122 Smith Road, Kinderhook, New York 12106. Our telephone number is 800-227-1243.

The Offering

Common shares outstanding as of November 15, 2000.......  18,045,548
Common shares offered by ABMC...........................  No shares
Common shares offered by selling shareholder............  2,361,733 which includes up to
                                                          953,283 common shares issuable
                                                          upon the exercise of warrants
Use of proceeds.........................................  We will not receive any part of the proceeds from the sales of
                                                          these shares of our common
                                                          stock.  We will receive, however,
                                                          the sale price of any warrants
                                                          that are issued to the Selling
                                                          Shareholder if, and to the
                                                          extent, that the Selling
                                                          Shareholder elects to exercise
                                                          such warrants.  All  such
                                                          proceeds will be used by us for
                                                          general corporate purposes.

Nasdaq SmallCap Market Trading Symbol...................  ABMC


                                  RISK FACTORS

THE PURCHASE OF COMMON SHARES IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. A PROSPECTIVE PURCHASER, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS:


WE HAVE INCURRED OPERATING LOSSES AND MAY INCUR LOSSES IN THE FUTURE.

We incurred a net loss of $1,691,000 and $2,136,000 for our 1999 and 2000 fiscal years, respectively. As of April 30, 2000, we had an accumulated deficit of $11,643,000. There can be no assurance as to our future profitability.

WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR PROPRIETARY RIGHTS.

Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trademarks, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of its technology. These measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. The patent positions of biomedical product companies are generally uncertain and involve complex legal and technical issues. Litigation has been, and may in the future be, necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure investors that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology. We may be sued by third parties which claim that our products infringe on their intellectual property rights.


WE MAY NEED TO RAISE CAPITAL AND WE CANNOT BE CERTAIN THAT ADDITIONAL FINANCING WILL BE AVAILABLE.

We expect that our cash on hand and cash from operations will be sufficient to fund our proposed operations through April 30, 2001. This estimate is based on certain assumptions and there can be no assurance that unanticipated unbudgeted costs will not be incurred. Future events, including the problems, delays, expenses and difficulties which may be encountered in establishing and maintaining a substantial market for our drug test kits and other technologies could make cash on hand insufficient to fund our proposed operations. The Company is currently negotiating the sale of additional equity securities to a private institutional investor to provide additional funds for working capital and capital expenditures. There can be no assurance that this financing or any financing will be completed or will be available on satisfactory terms. In addition, financing may result in further dilution to our then existing shareholders. We have no established borrowing arrangements or available lines of credit.


THE MARKET PRICE OF OUR COMMON SHARES COULD DECLINE AND SHAREHOLDER'S PERCENTAGE INTEREST MAY BE REDUCED AS A RESULT OF THE ISSUANCE OF COMMON SHARES PURSUANT TO WARRANTS.

As part of our sale of 1,408,450 common shares for $2,000,000 ($1.41 per share) in a private placement to Seaside Partners, LLC on April 28, 2000, we issued a five-year warrant to Seaside to purchase up to 953,283 common shares on October 28, 2000. The specific number of common shares subject to the Seaside warrant was determined pursuant to a formula based partially on the average of the closing prices of the common shares on the Nasdaq SmallCap Market on the 10 consecutive trading days immediately preceding the date of the six-month anniversary of the closing date of the Seaside private placement. The exercise price per share for the common shares subject to the Seaside warrant is the anniversary price or $1.1689 per share. As of November 15, 2000, we also had warrants outstanding to purchase 7,355 common shares at a price of $4.81 per share, 101,987 common shares at a price of $4.71 per share and 200,000 common shares at a price of $2.00 per share.

The issuance and exercise of the Seaside warrant and the sale of such common shares and/or the exercise of the outstanding warrants and the sale of such common shares could have a significant negative impact on the market price of the common shares and could materially impair our ability to raise capital through the future sale of equity securities. All of the warrants are subject to or contain certain anti-dilution protections that may result in the issuance of additional shares under certain circumstances.


OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

Although we were formed in 1986, as far as the development, manufacture and sale of drug testing kits are concerned, we have an extremely limited operational history upon which investors may base an evaluation of our performance or any assumption as to the likelihood that we will be profitable. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business, the development and commercialization of new products based on innovative technology and the competitive environment in which we operate. Since our entry into the biomedical business, we have generated limited revenues. There can be no assurance that we will be able to generate significant revenues or achieve profitable operations.


OUR BUSINESS MAY SUFFER IF NEW CUSTOMERS DO NOT ACCEPT OUR PRODUCTS.

Our drug test kits have been well received by customers, including corporations, distributors and correctional institutions. As is typically the case with an emerging company, demand and market acceptance for newly introduced products is subject to a high level of uncertainty. Achieving continued market acceptance for our drug tests will require substantial marketing efforts and expenditure of significant funds to inform potential distributors and customers of the distinctive characteristics, benefits and advantages of our kits. There can be no assurance that our drug test kits will become generally accepted or that our efforts will result in successful product commercialization or initial or continued market acceptance for our other drug testing products. In addition, continued market acceptance will depend on our ability to upgrade our technology.


COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS.

We face competition from other manufacturers of drug test kits. Some of our competitors are well known and have far greater financial resources than we do. To the best of our knowledge, and in our opinion, no competitors have introduced products which equal the ease of use combined with the accuracy of our Rapid Drug Screen product line and Rapid One. The markets for drug test kits and related products are highly competitive. There can be no assurance that other technologies or products which are functionally similar to ours are not currently under development. There can be no assurance that other companies will not attempt to develop or market competing products directly competitive with our Rapid Drug Screen product line and Rapid One. Despite protections which are available to us under our patents, we expect other companies to attempt to develop technologies or products which will compete with our products.


IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND GROWTH MAY SUFFER.

Our future success depends on the continued services of a relatively small number of key technical and senior management personnel, including Stan Cipkowski, our Chairman, President and Chief Executive Officer, Jay Bendis, our Vice President- Sales and Marketing, and Douglas Casterlin, our Vice President of Operations, none of whom presently has an employment contract with us. Our future success also depends on our continuing ability to attract and retain other highly qualified technical, sales and managerial personnel.

Competition for these people is intense, and we have at times in the past experienced difficulty in recruiting qualified personnel. The loss of any member of our key technical, sales and senior management personnel or the inability to attract and retain additional qualified personnel could have a material adverse effect on our business.


WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES OR OUR ABILITY TO SELL OUR BUSINESS.

Certain provisions of our amended and restated certificate of incorporation and our by-laws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, certain provisions of New York law and our stock incentive plans may also have the effect of discouraging, delaying or preventing a sale.

OUR COMMON STOCK PURCHASE AGREEMENT WITH SEASIDE PARTNERS REQUIRED FILING BY OCTOBER 28, 2000 TO AVOID PENALTIES.

The Common Stock Purchase Agreement that the Company entered into with Seaside Partners in connection with the private placement of 1,408,450 common shares for $2,000,000 provided that the Company was obligated to register these shares by filing a registration statement with the SEC and to have the registration statement declared effective by October 28, 2000. The Common Stock Purchase Agreement further provided that the Company would be obligated to pay to Seaside Partners liquidated damages in an amount equal to five percent per month (or any part thereof), compounded monthly on $2,000,000 for the period beginning on October 29, 2000 and ending on the date the registration statement is declared effective by the SEC. As of November 15, 2000, the registration statement has not been declared effective and the Company is obligated to pay liquidated damages to Seaside Partners. The amount of the liquidated damages will depend on the date this registration statement is declared effective. For example, if this registration statement is not declared effective by December 31, 2000, the Company will be obligated to pay Seaside $215,186. The Company will also be obligated to pay liquidated damages based on the same formula with respect to the Warrants if this registration statement is not declared effective by January 26, 2001. The Company is currently working closely with Seaside to secure a waiver on this penalty for a period of 30 days to facilitate the filing of this registration statement.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in the prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in "Risk Factors" above. Additional information about factors that could affect our future results and events is included later in this prospectus and in our periodic reports which are filed with the SEC.

                                 USE OF PROCEEDS

We will not receive any part of the proceeds from the sales of these shares of our common shares. If all the warrants issued to Seaside Partners are exercised, the gross proceeds to us from the exercise of the warrants will be approximately $1,114,293. We intend to use the proceeds for working capital and general corporate purposes. We will pay for the cost of registering the common shares in this offering.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The table below sets forth the range of high and low sale prices for the fiscal years 1999 and 2000 and the first and second quarters of the fiscal year 2001 on the Nasdaq SmallCap Market. As of November 15, 2000 there were approximately 4,000 holders of common shares.

         Fiscal Year Ending April 30, 2001               High          Low
         ---------------------------------               ----          ---

         Second Quarter                                  $1.50         $0.969
         First Quarter                                   $2.00         $1.125


         Fiscal Year Ending April 30, 2000               High          Low
         ---------------------------------               ----          ---

              Fourth Quarter                             $4.25         $1.31
              Third Quarter                              $2.50         $1.06
              Second Quarter                             $2.25         $1.25
              First Quarter                              $1.96         $1.25

         Fiscal Year Ending April 30, 1999               High          Low
         ---------------------------------               ----          ---

              Fourth Quarter                             $1.87         $1.75
              Third Quarter                              $2.87         $2.75
              Second Quarter                             $3.00         $2.62
              First Quarter                              $3.53         $3.31

As of November 15, 2000 there were outstanding 18,045,548 Common shares. The Company has not declared any dividends on the Common shares and does not expect to do so in the foreseeable future.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED APRIL 30, 2000 (THE "2000 FISCAL YEAR") COMPARED TO THE FISCAL YEAR ENDED APRIL 30, 1999 (THE "1999 FISCAL YEAR")

Net sales were $7,653,000 for the 2000 Fiscal Year as compared to $7,038,000 for the 1999 Fiscal Year, representing an increase of $615,000 or 8.7%. During the 2000 Fiscal Year, the Company continued its extensive program to market and distribute its primary product, the Rapid Drug Screen((TM)). The Company believes that sales from drug test kits will continue to grow steadily.

Cost of goods sold for the 2000 Fiscal Year was $3,602,000 or 47.1% of net sales as compared to $3,356,000 or 47.7% of net sales for the 1999 Fiscal Year. Based on the extensive cost reduction program aimed specifically at its in-place production process undertaken by the Company and the commencement of its in-house manufacturing of drug test strips, the Company believes that it can continue to decrease the cost of goods sold as a percentage of net sales.

Although net sales of drug test kits in the 2000 Fiscal Year increased 17.8% compared to the 1999 Fiscal Year, the 2000 Fiscal Year percentage increase in net sales was significantly less than the 226.4% increase in the 1999 Fiscal Year compared to the 1998 Fiscal Year. Management believes that the Company's net sales were significantly impacted by the production and sale of a "knock-off" product by a former supplier. Certain of the Company's former distributors also began selling the knock-off product in the 2000 Fiscal Year. The Company has filed a lawsuit against the former supplier and certain of the former distributors alleging patent infringement, trademark dilution and unfair competition. As of July 31, 2000, the Company has settled the claims against two former distributors and is in the final stages of settlement negotiations with a third former distributor. Management believes that as the Company successfully settles these lawsuits or the courts rule in favor of the Company following the trial of these lawsuits, the Company's net sales will significantly increase.

While revenues increased 8.7% in the 2000 Fiscal Year, selling, general and administrative costs increased $183,000 or 3.6% to $5,223,000 for the 2000 Fiscal Year compared to $5,040,000 for the 1999 Fiscal Year.

The following table sets forth the percentage relationship of selling, general and administrative costs to net sales for both years:

                                             2000     Percent        1999        Percent
                                         Fiscal Year  of Sales    Fiscal Year    of Sales
                                         -----------  --------    -----------    --------
Sales salaries and commissions          $ 1,033,000     13.5%    $1,047,000       14.9%
Sales travel                                439,000      5.7        496,000        7.0
Consulting and other selling expenses       936,000     12.2        441,000        6.3
Marketing and promotion                     265,000      3.5        883,000       12.5
Investor relations costs                    225,000      3.0        138,000        2.0
Legal fees                                  951,000     12.4        489,000        6.9
Accounting fees                              80,000      1.1         81,000        1.2
Office salaries                             667,000      8.7        507,000        7.2
Payroll taxes and insurance                 174,000      2.3        187,000        2.7
Telephone                                   139,000      1.8        100,000        1.4
Insurance                                    49,000      0.6         43,000        0.6
Bad debts                                    79,000      1.0         13,000        0.2
Other administrative costs                  186,000      2.4        615,000        8.7
                                        -----------     ----     ----------      -----
Total selling, general and
administrative costs                    $ 5,223,000     68.2%    $5,040,000       71.6%
                                        ===========              ==========


Management believes that the amount of selling, general and administrative costs will increase as the Company continues to create the necessary infrastructure to meet the Company's worldwide drug test marketing and production goals. These costs will also increase as the Company increases its marketing efforts relating to over-the-counter sales of the Drug Detector and increases its direct selling efforts in connection with all of the Company's products. As a result of increasing sales, the Company expects selling, general and administrative costs to continue to decline as a percentage of net sales.

As a result of relocating its marketing department to New York, marketing and promotion costs (included in selling, general and administrative costs) decreased $618,000 or 8.1% of net sales to $265,000 for the 2000 Fiscal Year compared to $883,000 for the 1999 Fiscal Year.

Legal fees for the 2000 Fiscal Year were $951,000 or 12.4% of net sales, an increase of $462,000 compared to legal fees of $489,000 or 6.9% of net sales for the 1999 Fiscal Year. This increase in legal fees is primarily due to the substantial legal fees incurred in connection with the lawsuits filed against a former supplier and certain former distributors in connection with the production and sale of a knock-off product. Management believes that the Company's successful prosecution of these lawsuits will result in a significant increase in the Company's sales revenue.

During the 2000 Fiscal Year, the Company issued 300,000 Common shares and granted options to purchase 297,250 Common shares as compensation for consulting and professional services and previously unamortized option related costs resulting in a non-cash compensation charge of $367,000 or 4.8% of net sales. The non-cash compensation charge incurred in the 1999 Fiscal Year was $91,000.

Research and development expenses for the 2000 Fiscal Year were $799,000 compared to $336,000 for the 1999 Fiscal Year. This increase represents a continuation of the Company's efforts to develop improved methods to reduce the cost of manufacturing its drug test kits and to develop and produce the drug testing strip for TCA included in the Company's nine panel version of the Rapid Drug Screen.

Net loss from operations increased to $(2,136,000) for the 2000 Fiscal Year compared to $(1,691,000) for the 1999 Fiscal Year.

LIQUIDITY AND CAPITAL RESOURCES AS OF APRIL 30, 2000

The Company had working capital of $2,016,000 at April 30, 2000 as compared to working capital of $2,387,000 at April 30, 1999. The Company has historically satisfied its working capital requirements principally through proceeds from private placements of equity securities with institutional investors. The Company has never paid any dividends on its Common shares. The Company anticipates that all future earnings, if any, will be retained for use in the Company's business and it does not anticipate paying any cash dividends.

Net cash used in operating activities was $846,000 for the 2000 Fiscal Year compared to net cash used in operating activities of $2,008,000 for the 1999 Fiscal Year. The net cash used in operating activities in the 2000 Fiscal Year was primarily due to the net loss of $2,136,000 offset by a reduction of inventory of $356,000, issuance of compensatory stock and stock options of $367,000 and an increase in accounts payable and accrued expenses of $535,000. The net cash used in operating activities in the 1999 Fiscal Year was primarily due to the net loss of $1,691,000 and increases in accounts receivable and inventory of $339,000 and $843,000 respectively, offset by an increase in accounts payable and accrued expenses of $663,000.

Net cash provided by investing activities was $64,000 for the 2000 Fiscal Year compared to net cash used in investing activities of $1,092,000 for the 1999 Fiscal Year. The net cash provided from investing activities for the 2000 Fiscal Year was primarily due to sales and maturity of investments of $571,000 offset by a purchase of investments of $73,000, a $280,000 loan to BioSys, Inc. and purchases of plant, property and equipment of $145,000. The net cash used in investing activities in the 1999 Fiscal Year was primarily due to a purchase of investments of $1,812,000 offset by sales and maturities of investments of $969,000.

Net cash provided by financing activities was $1,858,000 for the 2000 Fiscal Year compared to net cash used in financing activities of $8,000 for the 1999 Fiscal Year. The net cash provided by financing activities in the 2000 Fiscal Year was primarily due to the sale by the Company of 1,408,450 Common shares for $2,000,000 in a private placement to Seaside Partners, LLC on April 28, 2000 offset by repayment of note payable to stockholder of $130,000.

At April 30, 2000 the Company had cash and cash equivalents of $1,207,000.

The Company's primary short-term needs are to increase its manufacturing and production capabilities, decrease current inventory levels and continue to support its research and development programs, finance its patent infringement litigation and to increase its direct sales force. The Company currently plans to expend approximately $100,000 for the expansion and development of its manufacturing facilities in addition to its marketing and general administrative programs.

The Company expects its capital requirements to increase over the next several years as it expands its research and development efforts, sales and administration infrastructure, manufacturing capabilities and facilities and, if the required contingencies are resolved, purchases the Kinderhook, New York facility. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's products under development are successfully developed and gain market acceptance, the timing of regulatory actions regarding the Company's potential products, the costs and timing of expansion of sales, marketing and manufacturing activities, facilities expansion needs, procurement and enforcement of patents important to the Company's business, results of clinical investigations and competition.

RESULTS OF OPERATIONS FOR THE FISCAL QUARTER ENDED JULY 31, 2000 (THE "2001 FIRST QUARTER") COMPARED TO THE FISCAL QUARTER ENDED JULY 31, 1999 (THE "2000 FIRST QUARTER")

Net sales were $2,155,000 for the 2001 First Quarter as compared to $2,127,000 for the 2000 First Quarter, representing an increase of $28,000 or 1.3%. During the 2001 First Quarter, the Company continued its extensive program to market and distribute its primary product, the Rapid Drug Screen((TM)). The Company believes that sales from drug test kits will continue to grow steadily.

Cost of goods sold for the 2001 First Quarter was $742,000 or 34.4% of net sales as compared to $1,067,000 or 50.2% of net sales for the 2000 First Quarter. This decrease resulted primarily from the Company's extensive cost reduction program aimed specifically at its in-place production process and the Company's in-house manufacturing of drug test strips.

Although net sales of drug test kits in the 2001 First Quarter increased 1.3% compared to the 2000 First Quarter, the 2001 First Quarter percentage increase in net sales was significantly less than the 74.3% increase in the 2000 First Quarter compared to the 1999 First Quarter. Management believes that the Company's net sales were significantly impacted by the production and sale of a "knock-off" product by a former supplier. Certain of the Company's former distributors also began selling the knock-off product in the 2000 Fiscal Year. The Company has filed a lawsuit against the former supplier and certain of the former distributors alleging patent infringement, trademark dilution and unfair competition. As of September 8, 2000, the Company has settled the claims against two former distributors and is in the final stages of settlement negotiations with a third former distributor. See "Note C - Litigation" to the Company's unaudited financial statements. Management believes that as the Company successfully settles these lawsuits or the courts' rule in favor of the Company following the trial of these lawsuits, the Company's net sales will significantly increase.

While revenues increased 1.3% in the 2001 First Quarter, selling, general and administrative costs increased $484,000 or 53.4% to $1,391,000 for the 2001 First Quarter compared to $907,000 for the 2000 First Quarter.

The following table sets forth the percentage relationship of selling, general and administrative costs to net sales for both fiscal quarters:

                                       2001        Percent         2000        Percent
                                  First Quarter    Of Sales   First Quarter    Of Sales
                                  -------------    --------   -------------    --------
Sales salaries and commissions      $  187,000       8.7%       $250,000         11.8%
Sales travel                            99,000       4.6%         99,000          4.7%
Consulting and other selling           122,000       5.7%         80,000          3.8%
Marketing and promotion                141,000       6.5%         54,000          2.5%
Investor relations costs                95,000       4.4%         40,000          1.9%
Legal fees                             323,000      15.0%        104,000          4.9%
Accounting fees                         81,000       3.8%         20,000          0.9%
Office salaries                        176,000       8.2%        126,000          5.9%
Payroll taxes and insurance             48,000       2.2%         38,000          1.8%
Telephone                               38,000       1.8%         28,000          1.3%
Insurance                               13,000       0.6%         11,000          0.5%
Bad debts                                9,000       0.4%         17,000          0.8%
Other administrative costs              59,000       2.7%         40,000          1.9%
                                    ----------                  --------

Total selling, general and
   administrative costs             $1,391,000      64.6%       $907,000         42.7%
                                    ==========                  ========

Management believes that the amount of selling, general and administrative costs will increase as the Company continues to create the necessary infrastructure to meet the Company's worldwide drug test marketing and production goals. These costs will also increase as the Company increases its marketing efforts relating to over-the-counter sales of the Drug Detector and increases its direct selling efforts in connection with all of the Company's products.

Legal fees for the 2001 First Quarter were $323,000 or 15.0% of net sales, an increase of $219,000, compared to legal fees of $104,000 or 4.9% of net sales for the 2000 First Quarter. This increase in legal fees is primarily due to the substantial legal fees incurred in connection with the lawsuits filed against a former supplier and certain former distributors in connection with the production and sale of a knock-off product. Management believes that the Company's successful prosecution of these lawsuits will result in a significant increase in the Company's sales revenue.

As a result of expenses associated with an internal restructuring of its marketing department, marketing and promotion costs increased $87,000 to $141,000 or 6.5% of net sales for the 2001 First Quarter compared to $54,000 or 2.5% of net sales for the 2000 First Quarter.

Office salaries for the 2001 First Quarter were $176,000 or 8.2% of net sales, an increase of $50,000, compared to office salaries of $126,000 or 5.9% of net sales for the 2000 First Quarter. This increase was primarily due to an increase in staff in purchasing and quality assurance.

Accounting fees for the 2001 First Quarter were $81,000 or 3.8% of net sales, an increase of $61,000, compared to accounting fees of $20,000 or 0.9% of net sales. This increase was primarily due to an increase in accounting fees incurred in completing the audit of the Company's financial statements for the 2000 Fiscal Year.

The increases in legal fees, marketing and promotion costs, office salaries and accounting fees during the 2001 First Quarter were partially offset by decreases in sales salaries and commissions. Sales salaries and commissions for the 2001 First Quarter were $187,000 or 8.7% of net sales, a decrease of $63,000, compared to sales salaries and commissions of $250,000 or 11.8% of net sales for the 2000 First Quarter. This decrease was primarily due to a reduction in staff.

Depreciation expense increased $5,000 to $29,000 or 1.3% of net sales for the 2001 First Quarter compared to depreciation of $24,000 or 1.1% of net sales for the 2000 First Quarter.

The Company incurred a non-cash compensation charge of $182,000 or 8.4% of net sales associated with the issuance of common shares and grants of options to purchase common shares in the 2001 First Quarter as compensation for consulting and professional services. No non-cash compensation charge was incurred in the 2000 First Quarter.

Research and development expenses for the 2001 First Quarter were $119,000 compared to $235,000 for the 2000 First Quarter. This decrease was primarily due to the Company's successful implementation of certain quality standards in the manufacturing of the Rapid Drug Screen((TM)) product during Fiscal 2000.

Net loss from operations increased to $308,000 for the 2001 First Quarter compared to $106,000 for the 2000 First Quarter.

LIQUIDITY AND CAPITAL RESOURCES AS OF JULY 31, 2000

The Company had working capital of $1,716,000 at July 31, 2000 as compared to working capital of $2,016,000 at April 30, 2000. The Company has historically satisfied its working capital requirements principally through proceeds from private placements of equity securities with institutional investors. The Company has never paid any dividends on its Common shares. The Company anticipates that all future earnings, if any, will be retained for use in the Company's business and it does not anticipate paying any cash dividends.

Net cash used in operating activities was $216,000 for the 2001 First Quarter compared to net cash used in operating activities of $226,000 for the 2000 First Quarter. The net cash used in operating activities in the 2001 First Quarter was primarily due to the net loss of $273,000 and an increase in accounts receivable of $228,000 offset by issuance of compensatory stock and stock options of $182,000 and an increase in accounts payable and accrued expenses of $158,000. The net cash used in operating activities in the 2000 First Quarter was primarily due to the net loss of $27,000 and an increase in accounts receivable of $347,000 offset by a decrease in inventory of $107,000.

Net cash used in investing activities was $233,000 for the 2001 First Quarter compared to net cash provided by investing activities of $238,000 for the 2000 First Quarter. The net cash used in investing activities for the 2001 First Quarter was due to an additional $100,000 loan to BioSys, Inc. and an additional $118,000 loan to a director/stockholder. The net cash provided by investing activities in the 2000 First Quarter was primarily due to sales and maturities of investments of $342,000 offset by purchases of investments of $73,000 and property plant and equipment of $31,000.

Net cash used in financing activities was $128,000 for the 2001 First Quarter compared to net cash used in financing activities of $104,000 for the 2000 First Quarter. The net cash used in financing activities in the 2001 First Quarter and the 2000 First Quarter was primarily due to the settlement of registration rights agreement.

At July 31, 2000, the Company had cash and cash equivalents of $630,000.

The Company's primary short-term needs are to increase its manufacturing and production capabilities, decrease current inventory levels, continue to support its research and development programs, finance its patent infringement litigation and to increase its direct sales force. The Company currently plans to expend approximately $100,000 for the expansion and development of its manufacturing facilities in addition to its marketing and general administrative programs.

The Company expects its capital requirements to increase over the next several years as it expands its research and development efforts, sales and administration infrastructure, manufacturing capabilities and facilities and, if the required contingencies are resolved, purchases the Kinderhook, New York facility. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's products under development are successfully developed and gain market acceptance, the timing of regulatory actions regarding the Company's potential products, the costs and timing of expansion of sales, marketing and manufacturing activities, facilities expansion needs, procurement and enforcement of patents important to the Company's business, results of clinical investigations and competition.

The Common Stock Purchase Agreement that the Company entered into with Seaside Partners in connection with the private placement of 1,408,450 common shares for $2,000,000 provided that the Company was obligated to register these shares by filing a registration statement with the SEC and to have the registration statement declared effective by October 28, 2000. The Common Stock Purchase Agreement further provided that the Company would be obligated to pay to Seaside Partners liquidated damages in an amount equal to five percent per month (or any part thereof), compounded monthly on $2,000,000 for the period beginning on October 29, 2000 and ending on the date the registration statement is declared effective by the SEC. As of November 15, 2000, the registration statement has not been declared effective and the Company is obligated to pay liquidated damages to Seaside Partners. The amount of the liquidated damages will depend on the date this registration statement is declared effective. For example, if this registration statement is not declared effective by December 31, 2000, the Company will be obligated to pay Seaside $215,186. The Company will also be obligated to pay liquidated damages based on the same formula with respect to the Warrants if this registration statement is not declared effective by January 26, 2001.

The Company believes that its available cash and cash from operations will be sufficient to satisfy its funding needs through April 30, 2001. The Company is negotiating the sale of additional equity securities to a private institutional investor to provide additional funds for working capital and capital expenditures. There can be no assurance that this financing will be available on satisfactory terms.

                                    BUSINESS

ABMC has developed and markets its trademarked "Rapid Drug Screen" a test for one, two, three, five, eight, and nine drugs of abuse, which can be used in all situations where an immediate test result is required. The product consists of a credit-card size test card divided into two, three, five, eight, or nine lengthwise strips, or sections. The card contains an identification and date area. The person being tested urinates into a test cup, puts on the lid and hands it to the person administering the test. The test administrator inserts the card into a pre-punched slit in the lid without the danger of spilling, touching, or contaminating the urine specimen. Thus, the test administrator is not exposed to the urine sample nor does he or she have to mix reagents. Within five to eight minutes the results can be read on the inserted card through the side of the cup. A single line in the test area of the Rapid Drug Screen card indicates the sample is positive for the presence of tested drug(s) of abuse. A double line in the test area of the Rapid Drug Screen card indicates that the sample is negative for the presence of tested drug(s) of abuse.

The Company has designed two-two panel tests, three-three panel tests, two-five panel tests, an eight panel test, and a nine panel test and can produce, on special order or if a market demands, tests which can screen for any quantity (from two - nine) or configuration of drugs of abuse. The two-two panel tests, designed for the correction and education markets, screens only for cocaine and THC/methamphetamine and THC. The three-three panel tests, designed for various non-clinical markets, screens for THC, cocaine, and opiates/THC, cocaine, and amphetamine/THC, cocaine, and methamphetamine. The two-five panel tests, designed for the workplace (industry) market, screens for the "SAMHSA 5" ( SAMHSA stands for the Substance Abuse and Mental Health Services Administration); cocaine, THC, opiates, PCP, and amphetamine (the additional version of this test consists of methamphetamine replacing PCP). The Drug Free Workplace Act (the "Act"), designated drugs of abuse to be tested for in most federally regulated drug-testing programs. The eight panel test, designed for the clinical market; primarily to hospitals and physicians, includes the "SAMHSA 5 (listed above), benzodiazepines, methamphetamine, and barbiturates. The nine panel test, also designed for the clinical market, includes all drugs of abuse from an eight panel in addition to tricyclic antidepressants (TCA). These additional tests are combined in a single card so that one sample can be tested simultaneously for nine drugs of abuse.

In July 1998, the Company began marketing the "Rapid One", a line of 10 drug tests, each of which screens for the presence or absence of a substance of abuse (cocaine, marijuana(THC), opiates, PCP, amphetamine, benzodiazepines, methamphetamine, barbiturates, tricyclic antidepressants (TCA), and methadone). Rapid One utilizes the same technology as the Rapid Drug Screen. It includes a single dip platform, an identification and date area, and does not require the use of pipettes or reagents. Rapid One is designed for correctional facilities and other markets where the person subject to substance abuse testing is known to abuse a specific drug. It can also be used to enhance a two, three, five, eight, nine panel, or any special order test, by means of allowing screening of an additional drug.

One of the problems which may occur in on-site drug testing is that of fraud or evasion practiced by the person being tested. The most prevalent method of avoiding adverse test results is the substitution, by the person being tested, of a hidden "clean" urine sample, which he or she brings to the test. As a consequence, each of the Company's drug screens contains a temperature sensor, which helps prevent the substitution of another urine sample. The premise is that the substituted sample would be of a lower temperature than a sample produced from the body on the spot. In addition, the Rapid Drug Screen contains a control line, designed to assure the test administrator that the test is working properly. Should the control line not appear, the administrator is instructed to void the test and re-test the individual by obtaining another urine sample. It is suggested, and sometimes mandated, that a positive result be confirmed by method of GC/MS (Gas chromatography/Mass spectrometry).

The Company markets the "Drug Detector", an on-site drug detection system which tests for the presence or absence of residue on surfaces from marijuana, crack/cocaine, heroin, or methamphetamines. The Drug Detector consists of an aerosol spray for either of the previously listed drugs, special collection papers, and instructions. The Company is currently marketing the retail (over-the-counter) version which contains enough collection papers to perform 10 tests. The Drug Detector for crack/cocaine and the Drug Detector for marijuana are the two versions being offered for sale initially in the over-the-counter market. The remaining two Drug Detector tests may be available for over-the-counter sale at a later date. It is the Company's intention to offer an "industrial" version of the product, which would contain collection papers to perform either 50 or 100 tests and a larger aerosol can. All four tests as mentioned above would be available in this industrial Drug Detector. The test can be performed with or without the knowledge of the person whom you believe has come in contact with the surface. The Company feels this is of great benefit in avoiding confrontation with a suspected drug abuser. You simply wipe the surface with the special collection paper and spray the collection paper with the aerosol can. Within seconds, a color change will occur if the presence of the drug is detected. No color change will occur if the drug is not detected.

"FDA" Approval

Although FDA clearance is not required for non-clinical markets (i.e. industry, corrections, etc.), it is required for clinical markets (i.e. hospitals, physicians, etc.), which Management anticipates will become a major marketplace for the Company's drug testing product(s). FDA 510(k) clearances have been granted for Company's three panel (cocaine, THC, and opiates), two five panels (cocaine, THC, opiates, amphetamines, PCP and cocaine, THC, opiates, amphetamines, methamphetamines), eight panel (cocaine, THC, opiates, amphetamines, methamphetamines, PCP, benzodiazepines, barbiturates), eight panel-low volume (eight panel as above requiring only 2 ml specimens), and nine panel (eight panel with tricyclic antidepressants (TCA) added). The Company has applied to the FDA for clearance of its Rapid One tests which, although they use the same methodology and chemistries as the Rapid Drug Screen, employ a different delivery device. The Company has received clearance on the THC, cocaine, opiates, amphetamines, barbiturates, and benzodiazepines Rapid One tests. The Company's Drug Detector does not require FDA approval for sale.

Patents and Trademarks

The Company, to date, has been granted six patents relating to the Rapid Drug Screen including a design patent on the multiple drug test card issued in January 1999 and a utility patent on the drug abuse test kit issued in November 1999. The Company has registered "ABM" and its logo in the United States, Canada, Chile, and Mexico and has registered "Rapid Drug Screen" in Mexico and Canada. The Company has additional trademark applications pending in the United States, Russia, Philippines, and in 15 European countries. The Company's trademark counsel, has opined that there are no similar marks and, as a consequence, the Company feels confident that such trademarks will be registered. The Company has applied for various additional patents directly in numerous countries, including the United States, Canada, Austria, Russia, Switzerland, Hong Kong, Australia, Argentina, Brazil, China, Japan, Germany, Mexico, Philippines, and Poland. Stan Cipkowski, Chairman of the Board of Directors, President and CEO, has assigned to the Company for no consideration, his application for a utility and design patent in the United States and Canada on the drug screen kit as an entity. The Company's patent counsel has opined that a search has revealed no competing patented products. However, there can be no assurance that patents will be granted or that, if granted, they will withstand challenge.

Research and Development

Research and Development ("R&D") efforts of the Company have been focused on methods to reduce the costs of the drug testing delivery system. A program of in-house strip manufacturing was embarked upon in Fiscal 1999. In Fiscal 2000, the Company continued to make a significant investment in this program. The Company currently manufactures nearly all of its required individual drug testing strips. In Fiscal 2000, a considerable effort and expense was also invested in development and production of the drug testing strip for tricyclic antidepressants ("TCA"). The Company's nine panel version of the Rapid Drug Screen includes this testing strip. This nine panel version is essential for the Company to achieve success in the clinical market. The Company is of the belief that it is one of very few companies who can offer this product in the clinical market. Additionally, the Company's R&D efforts have been focused on enhancing strip performance thereby allowing the Company to offer, in its opinion, the most reliable on-site drugs of abuse test on the market today.

Sales and Marketing

The Company advertises through trade journals and direct mail campaigns, and its representatives attend trade shows. The Company sells primarily to distributors in the industrial market, which then resell in the various marketplaces and the Company sells directly in the over-the-counter market. The Company employs a Vice-President of Sales and Marketing, Director of Sales for Mexico and Latin America, National Sales Manager, OTC National Sales Manager, U.S. Marketing Manager, six regional sales managers, and additional sales and marketing support positions. In September of 1999, the Company closed a Sales and Marketing Office in Boca Raton, Florida and consolidated the Company's operations at its current facility in New York State.

The Company has divided its marketplace into the following categories:

Corporate/Industry

The Company has developed a nationwide network of distributors and administrators of workplace drug testing programs to sell its Rapid Drug Screen testing kit. The Company's National Sales Manager and its six regional sales managers oversee this market. The Company believes that the market for pre-employment and random/employee testing is immense and expanding. The economic and human costs of drug and alcohol use are astounding. In fact, the National Institute of Health reported that alcohol and drug abuse cost the economy $246 billion in 1992, the most recent year for which economic data is available. The number of businesses using drug testing to screen job applicants and employees has increased significantly in the last several years. According to the Drug Free Workplace Act, Congress found that 74% of adults who use illegal drugs are employed; absenteeism is 66% higher among drug users than those who do not use drugs; health benefit utilization is 300% higher among drug users; 47% of workplace accidents are drug-related; disciplinary actions are 90% higher among drug users; and employee turnover is significantly higher among drug users. According to a national survey conducted by the Hazelden Foundation, more than 60% of adults know people who have gone to work under the influence of drugs or alcohol. Most employers recognize not only the financial benefits of drug testing, but also realize a drug-free environment is a safer one. Incentives encourage employers to adopt Drug Free Workplace Programs; they include, in some states, workman's compensation and unemployment insurance premium reductions; tax deductions; and other incentives. The Act requires employers receiving federal contracts of $100,000 or more (the Federal Acquisition Streamlining Act of 1994 (FASA) raised the threshold of contracts covered by the Drug-Free Workplace Act of 1988 from $25,000 to those exceeding $100,000) to enact a Drug Free Workplace Program.

The Company's Drug Detector is not yet available for sale in the Corporate/Industry market. The Company does intend to introduce the "industrial" Drug Detector in Fiscal 2001.

Government, Corrections, and Law Enforcement

This market includes federal, state, and county level agencies, including correctional facilities, pretrial agencies, probation, drug courts and parole departments at the federal and state levels, and juvenile correctional facilities. As of June 1998, there were more than 1.8 million inmates nationally: 1.2 million in state and federal prisons and 600,000 in local jails. In 1985, our incarceration rate was 313 per 100,000 population. In 1998, it was 645 per 100,000, which is three to 10 times higher than rates of the other modern democratic societies. The largest single factor contributing to this imprisonment wave is an eight-fold rise in drug arrests. In the

Survey of Inmates in State Correctional Facilities conducted for the Bureau of Justice Statistics, it was found that rates of use among convicted inmates was substantially higher than the household population. This survey collected information on the use of drugs in the month prior to the offense for convicted inmates. Under the Uniform Crime Reporting System, the FBI maintains estimates of arrests for drug abuse violations. Arrests for drug abuse violations are at their highest levels ever for adults and juveniles. The Rapid Drug Screen is ideal for this use. The Company employs a Regional Sales Manager who has extensive experience in this market. In addition, the Company exhibits at the trade shows of the American Corrections Association and other related organizations. The Company has shipped orders to several agencies included in this market. The "industrial" Drug Detector would also be of use in this market and the Company intends to introduce the product in Fiscal 2001.

Rehabilitation Centers

This market for the Rapid Drug Screen includes people in treatment for substance abuse. This does not include rehabilitation centers that are affiliated with hospitals. The importance of this market relates to the high frequency of testing. For example, in many residence programs, patients are tested each time they leave the facility and each time they return. In outpatient programs, patients are generally tested on a weekly basis.

International Markets

The Company has entered into distribution agreements with companies in several countries and is pursuing a course of multinational distribution of its products through both clinical and non-clinical distribution companies. As of November 2000, the Company has 24 distributors in 31 various countries throughout the world.

Clinics, Physicians, and Hospitals

The Company is actively pursuing the hospital and physician markets for its entire Rapid Drug Screen product line. In December 1998, the Company entered into a four-year, exclusive, worldwide distribution agreement with Abbott Laboratories (NYSE:ABT) to market the Rapid Drug Screen product line to hospitals, physicians, and occupational health clinics throughout the world. The Company had initially entered into a distribution agreement with Murex International Technologies Corp. ("Murex"). Abbott Laboratories acquired Murex in April 1998 and the Company negotiated with Abbott Laboratories to expand and extend the contract. In May 2000, the distribution agreement between the Company and Abbott Laboratories was re-negotiated to a non-exclusive two year contract. The Company currently utilizes the services of a nationwide network of independent commissioned sales representatives to sell the nine panel Rapid Drug Screen. The Company believes that this market could yield a significant beneficial impact on its business. The Company does not feel the Drug Detector would be of use in this market and does not intend to actively market the product.

Consumer and Over-the-Counter ("OTC")

The Rapid Drug Screen product line is ideal for consumer use as it produces immediate and accurate results, is unrivaled for its ease-of-use, and its design is such that the person utilizing the product will not come in contact with the specimen. In September 1998, the FDA approved the class of on-site diagnostic kits for drugs of abuse. The Company submitted its application to the FDA for over-the-counter approval in May 2000. Its target for launching its retail product is the end of Fiscal 2001. However, there can be no assurance that such approval will be obtained.

In June 2000, the Company debuted its over-the-counter version of the Drug Detector at the National Association of Chain Drug Stores tradeshow. The Company is establishing the market framework for sales and intends to leverage these costs when the Rapid Drug Screen is available. It is the belief of the Company that the Drug Detector is ideal for use by consumers such as persons who are concerned about the welfare of their child/spouse and suspect drug abuse but who are hesitant to confront their child/spouse without just cause. The Drug Detector will allow them to obtain this just cause without confrontation, as the person being tested does not need to be present at the time of the test. The Company feels sales in this market could have a significant beneficial impact on its business.

Educational Market

The Company believes that this is a potentially large market as testing becomes more prevalent in this area. It consists of the testing of student athletes, and in some states, all students involved in extra-curricular activities. Private schools can begin testing all of their students as an admission requirement. A 1995 Supreme Court decision in the case of Acton vs. Vernonia, in which the Justices voted 6 to 3 to overturn a lower court decision and allow testing of student athletes. Since that decision, the Seventh Circuit Court of Appeals made a decision enabling a Rush County School District to test not only student athletes but students involved in extra curricular activities as well. In this case, the Supreme Court refused to hear the appeal therefore allowing the lower court ruling to stand. These ground-breaking decisions have opened the door for all schools, both public and private, to enact drug testing programs within their schools.

The Company currently sells its Rapid Drug Screen to over 100 schools across the United States. The Company feels the Rapid Drug Screen could be an integral part of helping schools test due to its ease of use and immediate, accurate results. The Drug Detector would also be useful in this market and the Company intends to introduce the "industrial" version of the Drug Detector into this market when available.

Additional Markets

The Company believes that the Department of Transportation ("DOT") could be a future market for its Rapid Drug Screen. Presently, the DOT market is not available to any on-site drug of abuse testing device. Law requires that anyone with a commercial driving license be randomly tested for use of drugs of abuse. Federal law requires that certified laboratories be used in these testing situations. The Company feels that the potential for this market is enormous when or if the law is changed. The Company actively pursues such change.

Competition

Competition to the Rapid Drug Screen comes from on-site tests developed by companies including, but not limited to, Roche Diagnostics, Medtox Scientific, Inc. and Biosite Diagnostics. In all cases that the Company is aware of, competitive products use a collection or delivery method different than the Rapid Drug Screen. Management believes the Rapid Drug Screen provides an easier option to the user. There is no pipetting of the specimen, adding or mixing of reagents, and no other manipulation of the device by the user. Other competitive products for the Rapid Drug Screen are on-site tests with platforms utilizing saliva instead of urine. It is the Company's opinion that such tests are limited in their use as the time frames in which drugs can be detected are much less than that of urine, which remains to be the industry standard.

Other available drug testing options, aside from on-site tests offering immediate results, include traditional laboratory testing where a urine sample is sent to a laboratory for analysis and hair testing where a hair sample is sent to a laboratory for analysis. These forms of drug testing are more expensive and take longer to produce results than the Rapid Drug Screen.

Manufacturing

In September 1999, the Company moved into a 30,000 square foot facility in Kinderhook, New York, which houses assembly and packaging of the Rapid Drug Screen and Drug Detector in addition to administration. The Company continues to contract out the printing and manufacture of specimen cup components of the Rapid Drug Screen. The Drug Detector components are not manufactured by the Company. Due to the unavailability of qualified technical personnel, the Company leased a laboratory facility in Bridgeport, New Jersey in August 1999. This facility houses research and development and bulk strip manufacturing.

The Company's Plan of Operations

The Company intends to continue to establish a network of distributors, which service customers in the non-clinical markets (i.e. workplace/industry, government/corrections/law enforcement, education, etc.) and to market its Rapid Drug Screen product line in the clinical market (i.e. hospitals, physicians, etc.) through Abbott Laboratories and a nationwide network of independent commissioned sales representatives. The Company intends to market the Rapid Drug Screen in the over-the-counter market (pending FDA approval), and to market its Drug Detector in both the over-the-counter market and non-clinical markets. It also intends to continue research and development on additional biomedical products.

The Company has entered into national and international non-exclusive, non-clinical market distribution agreements with a number of distributors. These agreements permit the distributors to sell the non-competitive products of other manufacturers and permits the Company to sell its test kits to other distributors within and outside the territory of each distributor. The agreements are cancelable by either the Company or the distributor upon 30 days written notice.

The Company has retained a Director of Sales for Latin America and Mexico, a National Sales Manager, six regional sales managers (in Florida, Pennsylvania, Wisconsin, Oregon, Europe, and Puerto Rico). These representatives call on non-clinical accounts, such as corporations, correctional facilities, directly and support the Company's worldwide distribution network. The Company intends to continue its direct mail campaign and its participation in national and regional trade shows.

The Company's present manufacturing equipment is sufficient to produce 200,000 drug test kits per month, assuming one shift per day, five days per week. The Company's facility in Kinderhook would allow it to increase its capacity for production when/if additional personnel were hired and equipment was installed assuming the same one shift per day, five days per week. The Company would expect to add additional assembly/packaging personnel and/or equipment when/if production needs of either or both the Rapid Drug Screen and Drug Detector increases.

In Fiscal 2000, the Company completed its in-house strip manufacturing program to reduce costs and improve earnings. However, there can be no guarantee that the Company will be able to operate profitably.

Government Regulations

The development, testing, manufacture, and sale of the Company's Rapid Drug Screen and possible additional biomedical products are subject to regulation by the United States and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the pre-clinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices. If the Company fails to comply with applicable requirements it may be subject to fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

Description of Property

In September 1999, the Company relocated to a new 30,000 square foot facility in Kinderhook, New York. This new facility houses administrative offices, assembly and packaging, quality control/quality assurance, and sales and marketing. The Company has entered into a Lease/Purchase Agreement with a non-affiliate. The purchase of the building is contingent upon a permanent zoning change that the Company is confident it will receive from the town. However, there can be no guarantee that this permanent zoning change will occur. In such case, the Company will lease the facility through December 2001. At that time, the lease would be required to be renegotiated.

In August 1999, the Company began leasing a 3,900 square foot laboratory facility in Bridgeport, New Jersey. This facility is leased for a period of three years at which time the Company has the option to renew the lease.

Legal Proceedings

"Patent, Trademark, and Unfair Competition Litigation"

On January 26, 1999, the Company was granted a U.S. Patent for the design of the Multiple Test Card, known as the Rapid Drug Screen. On April 7, 1999, the Company filed suit in the federal court in Delaware against Phamatech, Inc. of California. Phamatech, Inc. of California was a former supplier of the Company and in that capacity acquired proprietary information on the Company's Rapid Drug Screen that it used to "knock off" the Company's product. This case was transferred from Delaware to California. In July 2000, the California Court granted ABMC's motion to add Tuan Pham, President of Phamatech, as an individual defendant in the suit. The Court also ordered that Wolfe & Associates (aka Wolfe
Data) and James Wolfe, Elite Health Services, LLC and John Polanco (former distributors now selling the alleged infringing product) be joined as defendants. Peninsula Drug Analysis Co., Inc. and James Ramsey (former distributor selling a private label knock off believed by the Company to be manufactured by Phamatech), and Dipro Diagnostics of North America (another party selling the private label knock off (believed to be manufactured by Phamatech) are already parties. The Company is alleging patent infringement, violation of trademark rights, and unfair competition against all parties.

On April 8, 1999, one day after the Company filed its Delaware suit, Phamatech, Inc. filed suit in the federal court in San Diego, California asking for a declaration that the Company's patent is invalid. It also claimed breach of contract damages for an alleged non-payment of invoices by the Company. The Company's transferred Delaware case and Phamatech's California case have been placed on the same trial docket in San Diego. By Order dated July 24, 2000, the Court ordered the competing California based suits be consolidated in one case. In a recent motion, Phamatech sought summary judgment on its declaratory judgment on the Company's patent claims. The trial court denied the motion. Since the ABMC trademark had not been registered, even though the petition for trademark is on appeal within the United States Patent and Trademark Office ("PTO"), the trial court denied the Company's trademark claim. However, the Court did not deal with the Company's trade dress claim. Phamatech has now moved for partial summary judgment on ABMC's trade dress claim. On October 10, 2000, Phamatech, Peninsula Drug Analysis Co., Ramsey, and Pham brought four claims for relief against ABMC. ABMC has moved to dismiss these claims.

In October 1999, the Company sued Larry Hartselle, Drug Detection Devices, and Gulf Supply for patent infringement, trademark dilution, and unfair competition. It is alleged that they are also selling the Phamatech knock off. Drug Detection Devices is alleged to be selling yet another private label manufactured by Phamatech. Larry Hartselle d/b/a Instant Drug Detection is a former distributor who was selling the Phamatech knock-off. Gulf Supply is alleged to be selling the private label knock off sold by Drug Detection Devices. The claims against Hartselle and 3DL have been settled by the parties. The terms are confidential. As a non-confidential part of the agreement, Hartselle, without admitting any liability, has agreed to a consent order prohibiting him from selling the knock-off product in all configurations and from infringing any other ABMC property. At the parties' request, ABMC's clams against the remaining defendant have been stayed pending resolution of the California case.

"Friedenberg-related Litigation"

In February 1994, Robert Friedenberg, as former owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed for a declaratory judgment in Maryland that a Share Exchange Agreement had been rescinded. In order to make a claim for damages, the Company filed a third-party claim against Dr. Friedenberg for breach of the Share Exchange Agreement and fraud. In November 1995, after a trial, the court denied Dr. Friedenberg's request for a declaration of rescission and allowed the Company's third-party claim to proceed to trial. In September 1996, Dr. Friedenberg died.

The Company's third party claim was decided by a jury on May 5, 1997. The verdict determined that Dr. Friedenberg breached the Share Exchange Agreement when he failed to deliver drug screening know how technology to the Company. The jury also found in favor of the Company on two of three fraud claims against Dr. Friedenberg and awarded the Company approximately $321,000 in damages. Dr. Friedenberg's estate, just prior to the jury trial, filed a supplemental claim for the shares of the Company which he would have received under the Share Exchange Agreement. The trial judge on July 17, 1998, ruled that the estate of Dr. Friedenberg was entitled to 5,907,154 common shares of the Company. The Company appealed that ruling and on September 15, 1999, the Court of Special Appeals in Maryland ruled in favor of the Company and reversed a Maryland circuit court's ruling that the estate of Dr. Robert Friedenberg was entitled to 5,907,154 common shares of the Company. The case was remanded to the circuit court with directions to enter a judgment for the Company. The Friedenberg estate petitioned the Court of Appeals, Maryland's highest court, to consider the case. The Company opposed any further proceeding. On December 21, 1999, the Court of Appeals denied the Friedenberg estate's petition to review the decision of the Court of Special Appeals.

In June 1995, the Company filed a lawsuit against Jackson Morris, the lawyer who was in charge of drafting and advising it on the Share Exchange Agreement. Mr. Morris, who had been recommended to the Company by Dr. Robert Friedenberg and whose fees were paid by the Company, is alleged to have breached his fiduciary duty to the Company in several ways, including by later advising Dr. Friedenberg, individually, on how to rescind the Share Exchange Agreement as well as testifying for Dr. Friedenberg over the Company's objections and in violation of this obligations to the Company. Mr. Morris is also charged with negligence in drafting the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000. Mr. Morris has counterclaimed as a party to the Share Exchange Agreement and seeks common shares. Whatever claim Mr. Morris has comes from the Friedenberg claim. No trial date has been set. The Company is vigorously contesting the Morris claim.

In June 1999, an individual, Richard Davidson, filed suit in New York claiming that two placement memoranda dated respectively September 15, 1992 and February 5, 1993, obligated the Company to issue him 1,555,601 common shares of the Company. The claim is that he is entitled to the common shares in consideration of brokering the acquisitions subject to the Share Exchange Agreement with Dr. Robert Friedenberg. In addition, the individual is claiming a finder's fee of five percent of the funds raised by the September 1992 private placement. He alleges that a sum of one million dollars was raised. Finally, he claims that he is entitled to a consulting fee of $24,000. Management denies the claims and is vigorously contesting the suit. ABMC filed a motion for summary judgment against Davidson and Davidson cross-claimed for summary judgment against ABMC. The case was scheduled for a jury trial in the fourth calendar quarter of 2000. The trial date has been postponed and we are awaiting rescheduling pending the outcome of the summary judgment motions.

                                   MANAGEMENT

Directors, Executive Officers, and Senior Officers

The following sets forth the names of the Company's directors, executive officers, and senior officers. Directors of the Company are elected annually by the shareholders and the officers are appointed annually by the Board of Directors.

Name                      Age   Position                                             Since
----                      ---   --------                                             -----
Stan Cipkowski            52    Chairman of the Board of Directors, President and    1986
                                Chief Executive Officer
Edmund Jaskiewicz         77    Secretary                                            1992
Jay Bendis                53    Vice President-Sales and Marketing, Director         1995
Keith Palmer              39    Chief Financial Officer, Treasurer, and Vice         2000
                                President-Finance
Douglas Casterlin         53    Vice President-Operations                            1997
Robert Aromando           44    Director                                             2000
Gerald Moore              62    Director                                             1999
Denis O'Donnell, M.D.     46    Director                                             2000
Henry J. Wells, Ph.D.     68    Vice President-Scientific Development                1995
Martin Gould              49    Vice President-Technology                            1998


Stan Cipkowski founded the predecessor of the Company in 1982 and has been an executive officer and director of the Company since its incorporation in April 1986. From 1982 to 1986, he was sole proprietor of American Micro Media, the predecessor, which was acquired by the Company. In addition, from 1983 to 1987, Mr. Cipkowski was a general partner of Florida Micro Media, a Fort Lauderdale-based marketer of educational software and was a principal shareholder and Chief Financial Officer of Southeast Communications Group, Inc., a publisher of direct response media. In 1982, he was a consultant to Dialogue Systems, Inc., a New York-based developer of training and communications materials, where he served as Vice-President of Sales and Marketing. From 1977 to 1982, he was employed by Prentice-Hall Publishing Company, reaching the position of National Sales Manager. Prior to 1977 he was employed as an accountant for the New Seabury Corporation and as Mid-West Area Manager for the Howard Johnson Company.

Edmund Jaskiewicz is a lawyer-engineer. He has practiced international patent and corporate law as a sole practitioner since 1963 and served as Chairman of the Board of Directors from 1992 until 1999. He currently serves as Secretary of the Company. From 1953 to 1963, Mr. Jaskiewicz was associated with Toulmin and Toulmin, Attorneys-at-Law, Washington, D.C. From 1960 to 1962, he resided in Frankfurt, Germany managing that firm's local office. From 1952 to 1953 he was with the Patent Section of the Bureau of Ordinance of the Department of the Navy working on patent infringement and licensing matters. He received his J.D. in 1952 from George Washington University Law School and his B.S. in Engineering from the University of Connecticut in 1947.

Jay Bendis was an independent consultant to biomedical companies from 1990 until 1995, specializing in commercializing new concept products in both domestic and international markets. From 1990 to 1992, he was a principal and served as Vice-President of Sales and Marketing for Scientific Imaging Instruments. From 1985 to 1990, Mr. Bendis served as National Sales Manager of the XANAR Laser Corp., a division of Johnson & Johnson, where he directed its national sales force and developed its marketing strategy for integrating high power lasers into the hospital market. From 1979 to 1984, he was the Eastern Area Sales and Marketing Manager for the IVAC Corp., a division of Eli Lilly. Prior to 1979, Mr. Bendis held sales management positions with Xerox Corporation and A.M. International. Mr. Bendis earned his B.A. in Marketing/Management from Kent State University and is currently a member of the Edison BioTechnology Center Advisory Council for the State of Ohio.

Keith Palmer joined American Bio Medica Corporation in October 2000. He is a Certified Public Accountant with over 15 years experience in accounting, finance, strategic planning, and mergers and acquisitions. Palmer was Director of Finance and Controller of Matthew Bender, Part Of Lexis Publishing, a legal publisher, from 1998 until joining ABMC. At Matthew Bender he was responsible for management of financial reporting and analysis, accounting and control, strategic planning, and numerous Finance and Operational integration efforts. From 1993 until 1998, he was the Director of Finance & Controller for Matthew Bender & Company, Inc., a wholly owned subsidiary of the Times Mirror Corp. During that time he spearheaded the acquisition and/or integration, and assumed responsibility for financial reporting and analysis, of four businesses, including Shepard's, a legal Citations publisher in Colorado Springs, Colorado, Capsoft, an electronic legal forms software firm in Provo, Utah, Mosby Medical Publishing in St. Louis, Missouri, and Michie, a legal publisher in Charlottesville, Virginia. In addition to integrating financial and operational functions, Palmer assisted on the integration and implementations of several financial, manufacturing, and fulfillment systems, during this time. Prior to joining Matthew Bender, he was a Vice President of Marine Midland Bank, a commercial bank and from 1983 until 1987, he was an auditor and senior consultant at the public accounting firm of Ernst & Whinney. Palmer received his MBA in Finance from Sage Colleges in 1995 and his BBA in Accounting from Siena College in 1983.

Douglas Casterlin was General Manager of Coarc, Inc., the Company's product assembling, packaging and shipping contractor, from 1979 to 1997. In that capacity, he developed a contract manufacturing business involving plastic injection molding and clean room assembly and packaging of FDA - regulated medical products. He also negotiated a joint venture with a major German healthcare product manufacture to establish its United States operations and established a professional-format videocassette re-manufacturing business serving the television broadcast industry. Mr. Casterlin was Workshop Director, Putnam Industries, Inc., from 1976 to 1979 and Production Manager, from 1973 to 1976, of Occupatics, Inc. From 1966 to 1970, Mr. Casterlin served as an Air Force Intelligence Officer and was honorably discharged as Sergeant. He studied Engineering at Lehigh University from 1965 to 1966 and received his B.A. degree in Psychology in 1973 from the State University of New York at New Paltz.

Robert Aromando is currently the Director of Global Marketing of Covance, Inc., a global clinical research organization. He has over 20 years experience in sales and marketing. Mr. Aromando was Director of Global Marketing of Roche Diagnostics from 1992 until 1999. In this capacity, he had the responsibility for the business development and marketing for Roche Diagnostics' global on-site drugs of abuse business. From 1988 until 1992 he was Product Manager for American Home Products where he organized a new infectious disease business unit. From 1984 to 1988, he was Director of Sales and Marketing at Diagnostic Technology Inc. where he reorganized the hematology sales and marketing department. From 1978 to

1984, he was a Regional Sales Manager for Litton Bionetics, responsible for a field sales district.

Gerald Moore currently serves as President and CEO of Med-Ox Diagnostics of Canada and BioSys, Inc. Mr. Moore was President of UNIPATH (North America) from 1990 to 1998 when he reached parent-company Unilever's mandatory retirement age. Brooke Bond, Inc took a majority equity position in MED-OX in 1978 and renamed it Oxoid. In 1980, Mr. Moore opened Oxoid US in Columbus, Maryland and was appointed President and Chief Executive Officer of both Oxoid CANADA and Oxoid USA. Unilever acquired all of Oxoid International's holdings and subsidiaries in 1984 and changed its name to UNIPATH in 1990. Mr. Moore is a member of the Board of Directors of the Canadian Assoc. of Clinical Microbiology and Infectious Diseases (CACMID); a Director of the Canadian Clinical Standards Organization, serves on the National Committee for Clinical Laboratory Standards (NCCLS), a member of the NCCLS Committee for Antimicrobial Susceptibility testing and Veterinary Diagnostics, is an advisor to the NCCLS Committee on Culture Media, and is a liaison to the Board of Exhibitors of the Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) of the American Society of Microbiology. Mr. Moore received his degree in chemistry and mathematics from Strathclyde University in Glascow, Scotland in 1961.

Denis O'Donnell, M.D. is currently a Managing Director of Seaside Partners, L.P., the firm which purchased $2,000,000 of Common shares in a private placement on April 28, 2000. Since 1986, Dr. O'Donnell has been a Clinical Instructor of Health Science at Northeastern University. From 1984 to 1985 he was a Resident in Surgery at Tufts New England Medical Center. From 1986 to 1991 he served a Director of the Clinical Research Center of Medical and Technical Research Associates, Inc. From 1991 through 1995 he was Vice President of IGI, Inc. From 1995 until 1997 he was President of Novavax, Inc., a company in which he still holds the seat of Chairman of the Board. In addition to the Novavax, Inc. board seat, Dr. O'Donnell is currently a director of ELXSI Corporation (NASDAQ:ELXS), Columbia Laboratories, Inc. (AMEX:COB), Ampersand Medical Corporation (NASDAQ:AMPM), and is also a member of the Associates of Clinical Pharmacology Scientific Advisory Board. He has written and contributed to numerous medical manuscripts, abstracts, and papers. Dr. O'Donnell graduated from Harvard University (A.B./Biology) and from AUC Medical School (M.D.).

Henry Wells, Ph.D. has served since 1990 as a contract chemist with the title of Vice-President-Science and Technology for New Horizons Diagnostics, Inc. where he adapts immuno-chemical technologies for detection of infectious diseases. From 1989 to 1990, he was director of production for Espro, Inc., a producer of in-vivo pesticides. From 1985 to 1989, Dr. Wells was Vice-President-Science and Technology for Keystone Diagnostics, Inc. From 1984 to 1985, he was Director of Research and Development for Hill-Wells Research Corporation, a developer of diagnostics products. From 1981 to 1984, he was Vice-President-Research and Development of Hematec Corporation. From 1979 to 1981, Dr. Wells was Director of Biochemistry for Helena Laboratories. From 1973 to 1979, he was Manager of Chemical Chemistry at Smith Kline Diagnostics. Dr. Wells earned his Ph.D. in Biochemistry from the University of Pittsburgh, his M.A. from University of Pennsylvania and his B.S. in Chemistry from the University of Pittsburgh.

Martin Gould is a biomedical scientist with more than 24 years of experience in the diagnostic and chemical fields. He has an extensive background in research and development, manufacturing, quality control/assurance, as well as business development, sales and marketing. His experience is in the areas of clinical chemistry, serology, immunology, hematology, dyes and stains, chromatography, reagent chemical and food diagnostics, specifically rapid microbiological testing. From 1973 to 1987, Mr. Gould worked for E. Merck, Inc. in various positions of increasing responsibilities within the product management, research and development, and quality assurance/control departments. In 1987, he founded Ampcor Diagnostics, Inc. which he grew until 1994 when it was acquired by Neogen Corp.

(NASDAQ:NEOG). Mr. Gould continued to serve as Vice President and General Manager of Neogen Corp. until 1997. Mr. Gould was an independent consultant after leaving Neogen Corp. in 1997 until joining the Company in 1998. Mr. Gould is an accomplished researcher with numerous publications in a variety of fields, including rapid immunoassay tests to detect food pathogens such as e-coli, salmonella, listeria, shigella, and campylobacter. He has a master's in biomedical science and engineering and a bachelor's in animal science/chemistry. Mr. Gould established a patent in composition for stabilization of diagnostics reagents, three separate patents for immunoassay diagnostics kits, as well as a patent concerning a growth media that resuscitates injured bacteria, such as salmonella, that was recently issued.

Compensation of Directors

Directors who are not employees or officers of the Company ("Outside Directors") are granted an option to purchase 10,000 Common shares at the time of election and are granted an additional option to purchase 10,000 Common shares annually on the date of the Company's Annual Meeting of Shareholders. Outside Directors are also granted an option to purchase 2,000 Common shares for service on the Audit Committee or the Compensation Committee annually on the date of the Company's Annual Meeting of Shareholders. Outside Directors who serve on both committees are granted an option to purchase 4,000 Common shares annually. Outside Directors receive a fee of $1,000 for attending meetings of the Board, and are reimbursed for out-of-pocket expenses incurred in attending such meetings.

Executive Compensation

The following table reflects all forms of compensation for services to the Company for the fiscal years ended April 30, 1998, 1999, and 2000 of the executive officers of the Company.


                           SUMMARY COMPENSATION TABLE

                                                                     Long-Term Compensation
                                                                     ----------------------
                                       Annual Compensation                   Awards
                                       -------------------                   ------
                                                                  Restricted         Securities
Name and Principal Position        Year     Salary     Bonus     Stock Awards     Underlying Options
---------------------------        ----     ------     -----     ------------     ------------------
Stan Cipkowski                     2000    $96,000    $77,010   $          0           100,000
  Chairman, President              1999     96,000     64,992              0                 0
  And Chief Executive Officer      1998     97,231     23,080              0                 0

Jay Bendis                         2000    $84,000    $77,010              0           100,000
  Vice-President Sales             1999     84,000     64,992              0                 0
  And Marketing                    1998     85,077     23,080      2,356,000                 0

Douglas Casterlin                  2000    $84,000    $67,010              0           100,000
  Vice-President Operations        1999     84,000     54,992              0                 0
                                   1998     73,807     11,540        540,000                 0

                        OPTION GRANTS IN LAST FISCAL YEAR

                                Individual Grants                                               Potential Realizable
                                -----------------                                              Value at Assume Annual
                                            Percentage of                                       Rates of Stock Price
                          Number of         Total Options                                        Appreciation for
                          Securities          Granted to         Exercise                          Option Term(1)
                          Underlying         Employees in         Price         Expiration     ----------------------
        Name           Options Granted      Fiscal Year(2)      ($/Share)        Date(3)          5%           10%
        ----           ---------------      --------------      ---------        -------          --           ---
Stan Cipkowski             100,000               6.8%             $2.50          11-22-09       $27,000     $212,000
Jay Bendis                 100,000               6.8%             $2.50          11-22-09       $27,000     $212,000
Douglas Casterlin          100,000               6.8%             $2.50          11-22-09       $27,000     $212,000

------------------------------

(1) Potential realizable value is based on an assumption that the price of the common shares appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price performance.
(2) The Company granted options representing 1,473,250 shares to employees in fiscal 2000.
(3)  The options become exercisable in 25% increments on November 22, 1999.

                      AGGREGATED OPTIONS EXERCISES IN LAST
                  FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                                                        Value of Unexercised
                                                 Number of Unexercised Options        In-The-Money Options at
                        Shares                         at Fiscal Year-End                 Fiscal Year-End
                     Acquired on      Value      -----------------------------        -----------------------
     Name              Exercise      Realized    Exercisable     Unexercisable     Exercisable     Unexercisable
     ----            -----------     --------    -----------     -------------     -----------     -------------
Stan Cipkowski             0        $    0          363,500          75,000       $       0      $       0
Jay Bendis                 0             0          219,000          75,000               0              0
Douglas Casterlin          0             0          175,000          75,000               0              0

                             PRINCIPAL STOCKHOLDERS

As of November 15, 2000, there were 18,045,548 common shares outstanding. The following table sets forth, as of November 15, 2000, the beneficial ownership of the Company's common shares by (i) each director, (ii) each of the executive officers named in the Summary Compensation Table; (iii) all directors and executive officers of the Company as a group; and (iv) each shareholder, known to management of the Company, to beneficially own more than five percent of the outstanding common shares.

                                             Number of
  Beneficial Owner                          Common Shares     Percent of Total
  ----------------                          -------------     ----------------

Stan Cipkowski                             2,713,000  (1)           14.7%
122 Smith Road
Kinderhook, New York 12106

Edmund Jaskiewicz                          2,078,155  (2)           11.4%
1730 M Street, NW
Washington, DC  20036

Jay Bendis                                   779,999  (3)            4.3%

Douglas Casterlin                            314,500  (4)            1.7%

Robert Aromando                                    0                  *

Gerald Moore                                  20,000  (5)             *

Denis O'Donnell, M.D.                              0  (6)             *

Seaside Partners, L.P.                     2,361,733  (7)           12.4%
623 Ocean Avenue
Sea Girt, New Jersey

Directors and executive
officers as a group (8 persons)            5,905,654  (8)           31.0%

-------------------------------------
*        Less than one percent (1%).

(1) Includes 388,500 common shares subject to stock options exercisable within 60 days of November 15, 2000.

(2) Includes 161,500 common shares subject to stock options exercisable within 60 days of November 15, 2000.

(3) Includes 244,000 common shares subject to stock options exercisable within 60 days of November 15, 2000.

(4) Includes 200,000 common shares subject to stock options exercisable within 60 days of November 15, 2000.

(5) Includes 20,000 common shares subject to stock options exercisable within 60 days of November 15, 2000.

(6) Dr. O'Donnell may be deemed to indirectly beneficially own 1,408,450 Common shares because he is a member of Seaside Advisors, LLC which is the general partner of Seaside Partners, L.P. Dr. O'Donnell specifically disclaims beneficial ownership of these securities.

(7) Includes 953,283 common shares subject to warrants exercisable within 60 days of November 15, 2000.

(8) Includes an aggregate of 1,014,000 common shares subject to stock options exercisable within 60 days of November 15, 2000. Does not include the 1,408,450 common shares beneficially owned by Seaside Partners, L.P. which Dr. O'Donnell may be deemed to indirectly beneficially own.

                           RELATED PARTY TRANSACTIONS

At November 15, 2000, the Company had provided loans, and accrued interest, aggregating $482,000 to Stan Cipkowski, the Company's Chairman of the Board, President and Chief Executive Officer. These loans are evidenced by a note and bear interest at the rate of 11.5% per annum. The note is payable on demand. Interest on the loan is being accrued and reported separately from the loan balance and at November 17, 2000 totaled $14,000. Mr. Cipkowski has agreed to pledge 1,500,000 of the Company's common shares to the Company as collateral. Mr. Cipkowski has agreed to a repayment of this loan through the periodic redemption by the Company of certain of Mr. Cipkowski's common shares, from the pledged shares, on the second day following the earnings release at each quarter end.

The Company has collateralized a bank loan totaling $115,000 for Mr. Cipkowski with a $112,000 certificate of deposit in the bank.

As of November 15, 2000, the Company has provided a loan in the amount of $380,000 to BioSys, Inc. ("BioSys"). BioSys is a development stage company focusing on developing, manufacturing, marketing and selling proprietary new products for the industrial microbiology testing market. Gerald Moore, a director of the Company, is a stockholder and officer of BioSys. This loan is convertible into shares of common stock of BioSys based on the percentage of the funds provided by the Company through this loan during the two year period ending July 14, 2001 compared to the total amount of funds provided to BioSys by all other investors during this period. The Company's percentage ownership of the outstanding shares of common stock of BioSys is limited to a maximum of 20% based on a maximum of $400,000 that may be provided to BioSys by the Company.

                            DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of November 15, 2000, there were 18,045,548 common shares outstanding, 1,262,625 common shares subject to the exercise of outstanding warrants and no shares of preferred stock outstanding. As of the same date, there were 3,155,997 common shares subject to the exercise of outstanding options.

Common Shares

The holders of the common shares are entitled to one vote per share with respect to all matters required by law to be submitted to our shareholders for approval. Our common shares do not have any cumulative voting, preemptive, subscription or conversion rights. Election of directors and other general shareholder action requires the affirmative vote of a majority of common shares represented at a meeting in which a quorum is represented.

In the event of the liquidation, dissolution, or winding up of ABMC, the holders of common shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common shares have no preemptive or conversion rights or other subscription rights. All outstanding common shares are fully paid and non-assessable.

Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The payment of dividends rests within the discretion of the Company's Board of Directors. No dividends have been paid on the common shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's shareholders.

Preferred Stock

The Company has the authority to issue up to 5,000,000 preferred shares with such designations, rights, and preferences as may be determined by the Board of Directors. The Company is empowered, without further shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights, which could adversely affect the voting power or other rights of the holders of common shares. No preferred shares were outstanding as of November 15, 2000.

Warrants and Options

As of November 15, 2000, we had outstanding a total of 1,262,625 warrants to purchase our common shares at exercise prices ranging from $1.1689 to $4.81 per share, and 3,155,997 options to purchase our common shares at exercise prices ranging from $1.21 to $3.50.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation

The Company's certificate of incorporation authorizes the issuance of 5,000,000 preferred shares. The Board of Directors has the authority, without further action by the common shareholders, to issue preferred shares from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend right, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. Thus, the Board of Directors, in order to avoid a hostile takeover, could issue preferred shares with super-voting rights, conversion rights into common shares, liquidation or a combination of rights and preferences, which could inhibit success of such attempt.

                               SELLING SHAREHOLDER

We have agreed to register 2,361,733 of our common shares owned by Seaside Partners, L.P., a Delaware limited partnership which we refer to in this prospectus as either the "selling shareholder" or "Seaside." Of these 2,361,733 common shares, up to 953,283 are common shares issuable upon exercise of common stock purchase warrants. These shares were acquired by the selling shareholder pursuant to a Common Stock Purchase Agreement, dated April 28, 2000, between Seaside and us. We are registering the common shares held by the selling shareholder to permit public secondary trading of these shares, and the selling shareholder may offer these shares for resale from time to time. Denis O'Donnell, M.D., a director of the Company, is a Managing Director of Seaside. Other than Dr. O'Donnell's service as a Company director, Seaside has not had any material relationship with us, or any of our predecessors or affiliates, within the last three years. The selling shareholder may sell all, some or none of the shares that it holds so the actual number of shares that will be sold by the selling shareholder upon or prior to termination of this offering may vary. Additional information concerning the selling shareholder may be set forth from time to time in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

The selling shareholder may sell common shares from time to time in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholder may offer its common shares in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq Small Cap;
     -    in the over-the-counter market;
     -    through options;
     -    by pledge to secure debts and other obligations; or
     -    a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The selling shareholder may enter into hedging transactions that do not have an impact on the market price of the common shares with broker-dealers and the broker-dealer may engage in short sales of the common shares in the course of hedging the positions they assume with the selling shareholder, including, without limitation, in connection with distributions of the common shares by such broker-dealers. In addition, the selling shareholder may, from time to time, sell short the common shares (provided the transactions do not have an impact on the market price of the common shares) and in such instances this prospectus may be delivered in connection with such short sales and the common shares offered hereby may be used to cover such short sales. The selling shareholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common shares to the broker-dealers (provided the transactions do not have an impact on the market price of the common shares), who may then resell or otherwise transfer such common shares. The selling shareholder may also loan or pledge the common shares to a broker-dealer and the broker dealer-may sell the common shares so loaned or upon a default may sell or otherwise transfer the pledged common shares.

The common shares described in this prospectus may be sold from time to time directly by the selling shareholder. Alternatively, the selling shareholder and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

With regard to the common shares, we have agreed to maintain the effectiveness of this registration statement until five years after the effective date of this registration statement.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholder will bear all commissions, and discounts, if any, attributable to the sale of the shares. We and the selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

The validity of the common shares offered by this prospectus has been passed upon for us by Hopkins & Sutter, Three First National Plaza, Chicago, Illinois 60602.

                                     EXPERTS

The financial statements of American Bio Medica Corp as of April 30, 2000 and for the years ended April 30, 2000 and 1999 appearing in this registration statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or when authorized by
(i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

The Company is in the process of amending its bylaws. The new bylaws will provide that the Company will indemnify our directors and officers to the full extent permitted by law if that person is a party to a matter by reason of being a director or officer. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by our stockholders on our behalf against a director.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, American Bio Medica Corporation, 122 Smith Road, Kinderhook, New York 12106, telephone (800) 227-1243. You may read and copy these documents at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, NY or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov. Additional information about us may be found on our website at http://www.americanbiomedica.com. Information contained on our website does not constitute part of this prospectus.

                              FINANCIAL STATEMENTS


CONTENTS
--------
                                                                                         Page
                                                                                         ----
Independent Auditors' Report..............................................................F-2

Balance Sheet as of April 30, 2000........................................................F-3

Statements of Operations for the years ended April 30, 2000 and 1999......................F-4

Statements of Changes in Stockholders' Equity for the years ended April 30, 2000 and 1999..............................................................................F-5

Statements of Cash Flows for the years ended April 30, 2000 and 1999......................F-6

Notes to Financial Statements dated April 30, 2000.......................................F-10

Unaudited Balance Sheet as of July 31, 2000..............................................F-20

Unaudited Statements of Operations for the three months ended July 31, 2000 and 1999.....F-21

Unaudited Statements of Cash Flows for the three months ended July 31, 2000 and 1999.....F-22

Notes to Unaudited Financial Statements dated July 31, 2000..............................F-23

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of American Bio Medica Corporation
Kinderhook, New York


We have audited the accompanying balance sheet of American Bio Medica Corporation as of April 30, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of American Bio Medica Corporation as of April 30, 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2000, in conformity with generally accepted accounting principles.





New York, New York
June 9, 2000

With respect to the last paragraph of Note G, July 20, 2000

With respect to the first and third paragraphs of Note K[4](d), July 24, 2000

With respect to the last paragraph of Note E, August 2, 2000

AMERICAN BIO MEDICA CORPORATION

BALANCE SHEET
APRIL 30, 2000

ASSETS
Current assets:
   Cash and cash equivalents                                                                      $      1,207,000
   Investments                                                                                              74,000
   Accounts receivable - net of allowance for doubtful accounts of $81,000                               1,150,000
   Inventory                                                                                             1,332,000
   Prepaid expenses and other current assets                                                                46,000
                                                                                                  ----------------
      Total current assets                                                                               3,809,000

Property, plant and equipment, net                                                                         388,000
Due from director/stockholder                                                                              335,000
Restricted cash                                                                                            112,000
Other assets                                                                                               114,000
Loan receivable - BioSys, Inc.                                                                             280,000
                                                                                                  ----------------
                                                                                                  $      5,038,000
                                                                                                  ================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                                          $      1,655,000
   Note payable - stockholder                                                                              125,000
   Current portion of capital lease obligations                                                             13,000
                                                                                                  ----------------
      Total current liabilities                                                                          1,793,000

Long-term portion of capital lease obligations                                                              34,000
                                                                                                  ----------------
      Total liabilities                                                                                  1,827,000
                                                                                                  ----------------
Commitments and contingencies

Stockholders' equity:
   Preferred stock; par value $.01 per share; 5,000,000 shares authorized, none issued and outstanding
   Common stock; par value $.01 per share; 30,000,000 shares authorized; 18,045,548 shares
      issued and outstanding                                                                               180,000
   Additional paid-in capital                                                                           15,210,000
   Subscription receivable                                                                                  (5,000)
   Unearned portion of compensatory options                                                               (454,000)
   Unrealized loss on investments available for sale                                                       (77,000)
   Accumulated deficit                                                                                 (11,643,000)
                                                                                                  ----------------
                                                                                                         3,211,000
                                                                                                  ----------------
                                                                                                  $      5,038,000
                                                                                                  ================

See notes to financial statements                                           F-3

AMERICAN BIO MEDICA CORPORATION

STATEMENTS OF OPERATIONS

                                                                                                     YEAR ENDED APRIL 30,
                                                                                               -------------------------------
                                                                                                    2000              1999
                                                                                               --------------   --------------
Net sales                                                                                      $    7,653,000   $    7,038,000
Cost of goods sold                                                                                  3,602,000        3,356,000
                                                                                               --------------   --------------
Gross profit                                                                                        4,051,000        3,682,000
                                                                                               --------------   --------------
Operating expenses:
   Selling, general and administrative (including equity related charges of
      $367,000 in 2000 and $91,000 in 1999)                                                         5,223,000        5,040,000
   Depreciation and amortization                                                                      106,000           25,000
   Research and development                                                                           799,000          336,000
                                                                                               --------------   --------------
                                                                                                    6,128,000        5,401,000

Operating loss                                                                                     (2,077,000)      (1,719,000)
                                                                                               --------------   --------------
Other income (loss):
   Loss on sale of marketable securities                                                             (122,000)         (68,000)
   Interest income                                                                                     84,000          103,000
   Interest expense                                                                                   (21,000)          (7,000)
                                                                                               --------------   --------------
                                                                                                      (59,000)          28,000
                                                                                               --------------   --------------
NET LOSS                                                                                           (2,136,000)      (1,691,000)

Adjustments:
   Preferred stock beneficial conversion feature                                                      (57,000)        (123,000)
   Preferred stock dividends (including late penalty in 1999)                                         (82,000)        (391,000)
                                                                                               --------------   --------------
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS                                                   $   (2,275,000)  $   (2,205,000)
                                                                                               ==============   ==============
BASIC AND DILUTED LOSS PER COMMON SHARE                                                        $         (.15)  $         (.15)
                                                                                               ==============   ==============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED                                  15,480,790       14,557,000
                                                                                               ==============   ==============


See notes to financial statements                                           F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        PREFERRED            COMMON STOCK           ADDITIONAL
                                                         STOCK               ------------            PAID-IN       SUBSCRIPTION
                                                         SHARES          SHARES        AMOUNT        CAPITAL        RECEIVABLE
                                                       ---------     -------------    ---------   --------------   ------------
BALANCE - APRIL 30, 1998                                   2,500        14,282,989    $ 143,000   $   12,102,000      $ (9,000)
Proceeds from exercise of options                                            2,000                         6,000
Preferred "D" shares converted to common shares           (1,093)          588,032        6,000           (6,000)
Dividend paid to holders of Preferred "D" shares:
   Preferred shares                                          129                                         128,000
   Cash
   Common shares                                                             2,169                         5,000
Settlement of registration rights agreement
Value assigned to compensatory stock options                                                              91,000
Amortization of compensatory stock options
Net loss
Other comprehensive loss:
   Unrealized loss on securities available for sale


Comprehensive loss
                                                       ---------     -------------    ---------   --------------      --------

BALANCE - APRIL 30, 1999                                   1,536        14,875,190      149,000       12,326,000        (9,000)
Preferred "D" shares converted to common shares           (1,647)        1,445,759       14,000          (14,000)
Dividends paid to holders of Preferred "D" shares:
   Preferred shares                                          111                                         112,000
   Cash
Fair value of compensatory stock options                                                                  83,000
Common shares issued in a private
   placement                                                             1,408,450       14,000        1,986,000
Exercise of common stock options                                            17,649
Common stock and common stock options issued
   to consultants, net of amortization                                     300,000        3,000          721,000
Cancellation of common stock                                                (1,500)                       (4,000)        4,000
Amortization of compensatory stock options
Net loss
Other comprehensive loss:
   Unrealized loss on securities available for sale


Comprehensive loss
                                                       ---------     -------------    ---------   --------------      --------
BALANCE - APRIL 30, 2000                                       0        18,045,548    $ 180,000   $   15,210,000      $ (5,000)
                                                       =========     =============    =========   ==============      ========


                                                                                        ACCUMULATED
                                                                                          OTHER
                                                         COMPREHENSIVE     UNEARNED    COMPREHENSIVE  ACCUMULATED
                                                              LOSS       COMPENSATION      LOSS         DEFICIT           TOTAL
                                                         -------------   ------------  ------------- -------------    -------------
BALANCE - APRIL 30, 1998                                                  $ (24,000)                 $  (7,342,000)   $   4,870,000
Proceeds from exercise of options                                                                                             6,000
Preferred "D" shares converted to common shares                                                                                   0
Dividend paid to holders of Preferred "D" shares:
   Preferred shares                                                                                       (158,000)         (30,000)
   Cash                                                                                                     (3,000)          (3,000)
   Common shares                                                                                            (5,000)               0
Settlement of registration rights agreement                                                               (225,000)        (225,000)
Value assigned to compensatory stock options                                                                                 91,000
Amortization of compensatory stock options                                   11,000                                          11,000
Net loss                                                  $(1,691,000)                                  (1,691,000)      (1,691,000)
Other comprehensive loss:
   Unrealized loss on securities available for sale           (56,000)                  $ (56,000)                          (56,000)
                                                          -----------

Comprehensive loss                                        $(1,747,000)
                                                          ===========     ---------     ---------    -------------    -------------

BALANCE - APRIL 30, 1999                                                    (13,000)      (56,000)      (9,424,000)       2,973,000
Preferred "D" shares converted to common shares                                                                                   0
Dividends paid to holders of Preferred "D" shares:
   Preferred shares                                                                                        (82,000)          30,000
   Cash                                                                                                     (1,000)          (1,000)
Fair value of compensatory stock options                                                                                     83,000
Common shares issued in a private
   placement                                                                                                              2,000,000
Exercise of common stock options                                                                                                  0
Common stock and common stock options issued
   to consultants, net of amortization                                     (452,000)                                        272,000
Cancellation of common stock                                                                                                      0
Amortization of compensatory stock options                                   11,000                                          11,000
Net loss                                                  $(2,136,000)                                  (2,136,000)      (2,136,000)
Other comprehensive loss:
   Unrealized loss on securities available for sale           (21,000)                    (21,000)                          (21,000)
                                                          -----------

Comprehensive loss                                        $(2,157,000)
                                                          ===========     ---------     ---------    -------------    -------------
BALANCE - APRIL 30, 2000                                                  $(454,000)    $ (77,000)   $ (11,643,000)   $   3,211,000
                                                                          =========     =========    =============    =============


See notes to financial statements                                            F-5

AMERICAN BIO MEDICA CORPORATION

STATEMENTS OF CASH FLOWS

                                                                                           YEAR ENDED APRIL 30,
                                                                                     --------------------------------
                                                                                         2000                1999
                                                                                     -----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                          $(2,136,000)         $(1,691,000)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Amortization and depreciation                                                      106,000               78,000
      Loss on disposal of property                                                                              7,000
      Allowance for note receivable, net                                                 105,000
      Provision for bad debts                                                             11,000               30,000
      Issuance of compensatory stock and stock options                                   367,000              102,000
      Accrued interest                                                                   (23,000)             (16,000)
      Loss on sale of marketable securities                                               14,000               68,000
      Changes in:
        Accounts receivable                                                             (197,000)            (339,000)
        Inventory                                                                        356,000             (843,000)
        Prepaid expenses and other current assets                                         51,000              (73,000)
        Other assets                                                                     (35,000)               6,000
        Accounts payable and accrued expenses                                            535,000              663,000
                                                                                     -----------          -----------
           Net cash used in operating activities                                        (846,000)          (2,008,000)
                                                                                     -----------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment                                            (145,000)            (220,000)
   Purchase of investments                                                               (73,000)          (1,812,000)
   Sales and maturity of investments                                                     571,000              969,000
   Collections on note receivable                                                         23,000
   Loan to BioSys, Inc.                                                                 (280,000)
   Loans to director/stockholder                                                         (32,000)             (29,000)
                                                                                     -----------          -----------
           Net cash provided by (used in) investing activities                            64,000           (1,092,000)
                                                                                     -----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of capital lease obligations                                                (11,000)             (11,000)
   Proceeds from private placement                                                     2,000,000
   Proceeds from exercise of options                                                                            6,000
   Cash dividends paid                                                                    (1,000)              (3,000)
   Repayment of note payable to stockholder                                             (130,000)
                                                                                     -----------          -----------
           Net cash provided by (used in) financing activities                         1,858,000               (8,000)
                                                                                     -----------          -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   1,076,000           (3,108,000)
Cash and cash equivalents - beginning of year                                            131,000            3,239,000
                                                                                     -----------          -----------
CASH AND CASH EQUIVALENTS - END OF YEAR                                              $ 1,207,000          $   131,000
                                                                                     ===========          ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest                                                                       $     8,000          $     8,000
      Income taxes                                                                                        $     6,000

NONCASH ACTIVITIES:
   Common stock issued in connection with stock dividends to holders of
      preferred stock                                                                $   111,000          $   133,000
   Dividend accrued not yet paid                                                                          $    30,000
   Acquisition of property under capital leases                                                           $    69,000
   Settlement of registration rights agreement                                                            $   225,000
   Sale of book business and related assets for a note receivable                    $   205,000
   Cancellation of common stock                                                      $     4,000
   Preferred stock converted to common stock                                         $ 1,647,000          $ 1,093,000


See notes to financial statements                                           F-6

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000

NOTE A - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

American Bio Medica Corporation (the "Company") was formed under the laws of the state of New York on April 10, 1986 and is in the business of manufacturing, developing and marketing biomedical technologies and products. The Company currently owns two technologies for screening drugs of abuse, a workplace screening test and a preliminary test for use by laboratories. The Company was involved in marketing educational books and software to schools and municipal libraries and audio-visual educational packages to corporations throughout the United States, which constitute less than 10% of net sales. (See Note F).

During the year ended April 30, 2000 the Company sustained a net loss of $2,136,000 and had net cash outflows from operating activities of $846,000. The Company has taken a number of steps to improve its financial prospects including entering into national and international distribution agreements with a number of distributors, completed an in-house strip manufacturing program to reduce costs and other measures to enhance profit margins. In addition, on April 28, 2000 the Company raised $2,000,000 pursuant to a common stock purchase agreement (see Note J[2]).

[1]    CASH EQUIVALENTS:

       The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[2]    INVENTORY:

       Inventory is stated at the lower of cost or market; cost is determined by the first-in-first-out method.

[3]    INCOME TAXES:

       The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

[4]    DEPRECIATION AND AMORTIZATION:

       Property, equipment and capitalized lease assets are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease.

[5]    REVENUE RECOGNITION:

       The Company recognizes revenue when products are shipped or services are rendered.

[6]    RESEARCH AND DEVELOPMENT:

       Research and development costs are charged to operations when incurred.

[7]    LOSS PER COMMON SHARE:

       Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the period. No effect has been given to potential issuances of common stock including outstanding options and warrants in the diluted computation as their effect would be antidilutive.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE A - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[7]    LOSS PER COMMON SHARE:  (CONTINUED)

       When preferred stock is convertible to common stock at a conversion rate that is the lower of a rate fixed at issuance or a fixed discount from the common stock market price at the time of conversion, the discounted amount is an assured incremental yield. This "beneficial conversion feature", to the preferred stockholders is accounted for as an embedded dividend to preferred shareholders. As such, the loss per common share was adjusted for this feature.

[8]    USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9]    IMPAIRMENT OF LONG-LIVED ASSETS:

       The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " during the year ended April 30, 1999. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable assets, and goodwill related to those assets. There was no effect of the adoption of SFAS No. 121 on the financial statements.

[10]   FINANCIAL INSTRUMENTS:

       The carrying amounts of cash and cash equivalents, accounts receivable - net, due from director/stockholder, loan receivable - BioSys, Inc., accounts payable and accrued expenses and note payable approximate their fair value based on the nature of those items.

       Estimated fair value of financial instruments are determined using available market information. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

[11]   ACCOUNTING FOR STOCK-BASED COMPENSATION:

       The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on net loss and net loss per share as if stock-based employee compensation was measured under SFAS No. 123, as well as certain other information. The Company accounts for stock-based compensation to nonemployees using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18. The Company has recognized deferred stock compensation related to certain stock option grants (see Note J).

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE A - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[12]   CONCENTRATION OF CREDIT RISK:

       The Company sells its drug testing products primarily to United States distributors. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

       The Company maintains certain cash balances at a financial institution that is federally insured and at times the Company's balance have exceeded federally insured limits.

[13]   REPORTING COMPREHENSIVE LOSS:

       During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). The provisions for SFAS No. 130 require the Company to report the change in the Company's equity during the period from transactions and events other than those resulting from investments by and distributions to the shareholders.

[14]   RECLASSIFICATIONS:

       Certain items have been reclassified to conform with the current year presentation.

NOTE B - INVESTMENTS AND RESTRICTED CASH

The Company's investments are classified as available-for-sale and are carried at fair value with the unrealized gains and losses included in stockholders' equity. Investments at April 30, 2000 consist of the following:

                                                                                FAIR        UNREALIZED
                                                                   COST         VALUE          LOSS
                                                              -------------  ------------   ----------
       Certificates of deposit - maturity
          less than one year                                  $      32,000  $     32,000
       Marketable equity securities - common stock                  119,000        42,000    $(77,000)
                                                              -------------  ------------    --------

                                                              $     151,000  $     74,000    $(77,000)
                                                              =============  ============    ========

       Certificate of deposit - restricted (Note K[5])        $     112,000  $    112,000
                                                              =============  ============

During the year ended April 30, 1999, the Company used equity instruments as collateral for certain borrowings under a margin account, which were repaid.

NOTE C - INVENTORY

Inventory is comprised of the following:

       Drug screening tests:
          Raw materials                          $     713,000
          Work in process                              397,000
          Finished goods                               222,000
                                                 -------------

       Total                                     $   1,332,000
                                                 =============

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE D - PLANT AND EQUIPMENT

Plant and equipment, at cost, are as follows:

       Office equipment, including $46,000 under capital leases       $  246,000
       Manufacturing and warehouse equipment, including $23,000
          under capital lease                                            365,000
                                                                      ----------

                                                                         611,000
       Less accumulated depreciation                                     223,000
                                                                      ----------

                                                                      $  388,000
                                                                      ==========

NOTE E - LOAN RECEIVABLE - BIOSYS, INC.

BioSys, Inc. is a development stage company focusing on developing, manufacturing, marketing and selling proprietary new products for the industrial microbiology testing market. BioSys, Inc. has developed patented methodologies, a computerized instrument and disposable vials for accurate rapid microbiological testing.

The Company advanced $280,000 to BioSys, Inc., (the President of BioSys is a director of the Company). The loan is convertible into common stock of BioSys, Inc. based on the percentage of funds provided by the Company compared to the total amount of capital obtained by BioSys, Inc. within a two-year period commencing July 14, 1999, limited to a maximum of 20% in exchange for an aggregate contribution of $400,000. The agreement provides for the Company to select two individuals to serve on the board of directors of BioSys, Inc.

During May 2000, the Company advanced an additional $100,000 pursuant to the aforementioned terms.

In August 2000, BioSys, Inc. began to more fully exploit its technology and will display its testing equipment at trade shows and otherwise commercialize its products.

NOTE F - OTHER ASSETS

On September 1, 1999, the Company sold its book sales business including all inventories and accounts receivable (see Note A) to an entity in exchange for a $250,000 five year secured promissory note. During the year ended April 30, 2000, the Company repossessed certain assets, upon the default of the note and collected $23,000 through April 30, 2000. In addition, the Company recorded an allowance of $150,000 and is carrying the repossessed assets at its estimated realizable value of $77,000.

NOTE G - DUE FROM DIRECTOR/STOCKHOLDER

At April 30, 2000, the Company has a note receivable from a director/stockholder for $335,000. The note bears interest at 11.5% per annum and is payable on demand.

During the years ended April 30, 2000 and 1999, the Company advanced $32,000 and $29,000, respectively to the director/stockholder. Interest income in connection with the note receivable for the years ended April 30, 2000 and 1999 was $23,000 and $16,000, respectively.

During May 2000, the Company advanced an additional $80,000 to this director/stockholder pursuant to the same terms, as stated above.

The Company's Board of Directors is currently evaluating forms of repayments of the director/stockholder's loan. The forms of repayment may include cash or noncash assets in the form of Company common shares owned by the director/stockholder. The director/stockholder has agreed to provide 1,500,000 common shares as collateral for the loan.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE H - CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under a capital lease. As of April 30, 2000, minimum future lease payments on the capital leases are as follows:

          YEAR ENDING
           APRIL 30,
         ------------

             2001                                                   $    19,000
             2002                                                        19,000
             2003                                                        19,000
             2004                                                         1,000
                                                                    -----------
       Total future minimum loan payments                                58,000
       Less amount representing interest                                (11,000)
                                                                    -----------
       Present value of minimum lease payments                           47,000
       Less current portion of capital lease payments                   (13,000)
                                                                    -----------
       Long-term portion of capital lease obligations               $    34,000
                                                                    ===========

NOTE I - INCOME TAXES

At April 30, 2000, the Company has approximately $8,500,000 of net operating loss carryforwards expiring through 2019.

At April 30, 2000, the Company has a deferred tax asset of approximately $3,500,000 representing the benefits of its net operating loss carryforward and certain expenses not currently deductible. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The difference between the statutory tax rate of 34% and the Company's effective tax rate of 0% is substantially due to the increase in the valuation allowance of $900,000 and $716,000 for the years ended April 30, 2000 and 1999, respectively. The Company's ability to utilize its net operating loss carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code of 1986, as amended.

NOTE J - STOCKHOLDERS' EQUITY

[1]    PREFERRED STOCK:

       In October 1996, the Company amended its certificate of incorporation authorizing the issuance of 5,000,000 Preferred Shares. The board of directors of the Company has the authority, without further action by the holders of the outstanding common shares, to issue preferred shares from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions,) the redemption price and the liquidation preference of such class or series.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE J - STOCKHOLDERS' EQUITY  (CONTINUED)

[1]    PREFERRED STOCK:  (CONTINUED)

       During April 1998, the Company completed a private placement in which it netted proceed of approximately $2,312,000 through the sale of 2,500 shares of 8% Series D Convertible Preferred Shares with a stated value of $1,000 per share. Each Preferred Share is convertible at the lesser of
       (i) 95% of the average of the closing bid prices of the common shares over any three trading days selected by the holder of the Preferred Shares in the 20 trading days immediately preceding the date of conversion or (ii) $4.625 based on a formula as provided. Dividends are payable in cash or additional Preferred Shares at the Company's option.

       Pursuant to a Registration Rights Agreement dated April 24, 1998 (the "Registration Rights Agreement"), the Company agreed to register the resale of the Company's common stock issuable upon conversion of the Company's Series D Preferred Stock and upon exercise of certain stock purchase warrants. Pursuant to the Registration Rights Agreement, if a registration statement covering the resale of such shares of Common Stock was not declared effective by July 23, 1998 or once declared effective sales could not be made thereunder for any reason (a "Registration Statement Deficiency"), the Company agreed to pay a late registration penalty. The Registration Statement filed by the Company was not declared effective until March 17, 1999, resulting in a penalty. In the fourth quarter of fiscal 1999, the Series D preferred stockholders (the "holders") communicated to the Company that they were willing to accept $250,000 in cash in settlement of the penalty. On May 28, 1999, the Company entered into a definitive Agreement as of April 30, 1999 (the "1999 Agreement") to settle all claims against the Company, including the late registration penalty and certain other claims under the Securities Purchase Agreement dated April 24, 1998. Pursuant to the 1999 Agreement, the Company gave as consideration $225,000 on June 1, 1999 ($100,000 in cash and a one-year promissory note in the principal amount of $125,000 accruing interest at the rate of 14% annually), which was subsequently repaid.

       The preferred dividend payable of $30,000 at April 30, 1999 was paid through the issuance of 29 Series D Preferred Shares and $1,000 in cash.

       On January 27, 2000, the Company entered into an agreement with the holders of the Series D Preferred Shares to convert all of their outstanding Series D Preferred Shares. Pursuant to this agreement certain preferred shares were converted at a price of $1.078646 resulting in an additional preferred dividend of approximately $57,000 for the difference between the original conversion rate and the adjusted conversion price. During the year ended April 30, 2000, the Company issued 1,445,759 common shares to convert all of the outstanding Series D Preferred Shares and to pay accrued dividends of approximately $111,000.

[2]    COMMON STOCK PURCHASE AGREEMENT:

       On April 28, 2000, the Company entered into an agreement with an investor group ("Investor") to issue and sell 1,408,450 common shares at a per share price of $1.42 (the "closing price") for a total of $2 million.

       In conjunction with the agreement, the Company has agreed to issue a five-year warrant to the investor to purchase up to 1,877,934 common shares pursuant to a formula based on the Company's stock price on the ten consecutive tradings prior to the six-month anniversary of the closing date. If the six-month anniversary price per share is $2.13 or more per share, the Company will not be required to issue any warrants. If it is less than $2.13 per share, the Company will be required to issue warrants exercisable at the anniversary price into a number of common shares based on a formula.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000



NOTE J - STOCKHOLDERS' EQUITY  (CONTINUED)

[3]    STOCK OPTION PLANS:

       The Company adopted the Fiscal 1997 Nonstatutory Stock Option Plan (the "1997 Plan"), the Fiscal 1998 Nonstatutory Plan (the "1998 Plan") and the Fiscal 2000 Nonstatutory Stock Option Plan (the "2000 Plan"). The 1997 Plan provides for the granting of options to purchase up to 2,000,000 shares of common stock, the 1998 Plan provides for the granting of options to purchase 1,000,000 common shares and the 2000 Plan provides for the granting of options to purchase up to 1,000,000 common shares. These Plans are administered by the Option Committee of the Board of Directors, which determines the terms of options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise.

[4]    OTHER STOCK OPTIONS:

       During March 1996, the Company entered into an agreement with a public relations and communications firm to serve as the Company's liaison and spokesman to the financial and investment community. In connection therewith, the Company also granted 500,000 options exercisable at $1.00 through March 15, 1999 and 500,000 options exercisable at $2.00 through March 15, 1999. During March 1998, the Company purchased from the public relations firm 75,000 options exercisable at $1.00 per common share and 75,000 options exercisable at $2.00 per common share for $225,000.

       At April 30, 1999, the options had expired.

[5]    STOCK OPTIONS:

       Stock option activity is summarized as follows:

                                                                          YEAR ENDED APRIL 30,
                                                        ----------------------------------------------------------
                                                                    2000                          1999
                                                        -----------------------------  ---------------------------
                                                                           WEIGHTED                     WEIGHTED
                                                                           AVERAGE                       AVERAGE
                                                                           EXERCISE                     EXERCISE
                                                            SHARES          PRICE         SHARES          PRICE
                                                        -------------    ------------  -------------   -----------
       Options outstanding at beginning of year             1,976,000        $3.02         2,510,000      $2.55
       Granted                                              1,858,000         2.45           468,000       2.81
       Exercised                                              (67,000)        2.96            (2,000)      3.00
       Cancelled/expired                                     (777,000)        3.00        (1,000,000)      3.02
                                                        -------------                  -------------
       Options outstanding at end of year                   2,990,000         2.63         1,976,000       3.02
                                                        =============                  =============
       Options exercisable at end of year                   2,558,000         2.67         1,558,000       2.98
                                                        =============                  =============

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000



NOTE J - STOCKHOLDERS' EQUITY  (CONTINUED)

[5]    STOCK OPTIONS:  (CONTINUED)

       In March 2000, 17,649 common shares were issued upon the cashless exercise of options to purchase 67,000 shares of the Company's common shares.

       The following table presents information relating to stock options outstanding at April 30, 2000.

                                                     OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                         --------------------------------------------    --------------------------
                                                          WEIGHTED         WEIGHTED                       WEIGHTED
                                                           AVERAGE         AVERAGE                         AVERAGE
                                                          EXERCISE        REMAINING                       EXERCISE
           RANGE OF EXERCISE PRICE          SHARES          PRICE       LIFE IN YEARS       SHARES          PRICE
           -----------------------       -------------   ---------      -------------    ------------    ----------
                $2.00 - $3.00                2,805,000      $2.57             6.44          2,373,000       $2.61
                                         =============                                   ============
                    $3.50                      185,000       3.50             2.37            185,000        3.50
                                         =============                                   ============

       As of April 30, 2000, 4,416 options are available for future grant under the 1997 Plan, 8,250 options are available for future grant under the 1998 Plan and 275,000 options are available for future grant under the 2000 Plan.

       Through May 27, 1999, the Company granted 137,750 options. On July 1, 1999 the Company extended the term of approximately 852,000 options from 3 to 5 years.

[6]    WARRANTS:

       In connection with the Private Placement of the 8% Series D Convertible Preferred Shares, the Company granted 107,355 common share purchase warrants entitling the holder to purchase one common share at a price of $4.81 per share until April 24, 2001. 100,000 of the purchase warrants were issued to preferred stockholders and 7,355 of the purchase warrants were issued to the selling agent as additional compensation. The weighted average fair value of warrants granted during the year ended April 30, 1998 was $1.67 on the date of grant using the Black-Scholes pricing model using the following assumptions: dividend yield 0%; volatility of 59%, risk free rate of 5.61% and expected life of three years.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE J - STOCKHOLDERS' EQUITY  (CONTINUED)

[7]    STOCK-BASED COMPENSATION:

       The Company applies APB No. 25 in accounting for its employee stock option plans and, accordingly, recognizes employee compensation expense for the difference between the fair value of the underlying common shares and the exercise price of the option at the date of grant. The effect of applying SFAS No. 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. The weighted average fair value of options granted during 1999 and 2000 was approximately $1.21 and $1.06, respectively. The following pro forma information gives effect to fair value of the options on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 79% and 85% for 1999 and 2000, respectively, risk free interest rates of ranging from 4.67% - 5.62% and 5.81% - 6.60% for 1999 and 2000, respectively and expected life of 3 years.

                                                        YEAR ENDED APRIL 30,
                                                  -----------------------------
                                                      2000            1999
                                                  ------------    -------------
          Net loss:
             As reported                          $ (2,136,000)   $  (1,691,000)
             Pro forma                              (3,684,000)      (1,967,000)

          Basic and diluted loss per share:
             As reported                          $       (.15)   $        (.15)
             Pro forma                            $       (.24)   $        (.17)


       During the year ended April 30, 1999, the Company granted 9,000 options to employees at exercise prices less than fair value of the underlying common shares at dates of grant. In addition, during the year ended April 30, 1999, the Company granted 33,500 options to consultants. In connection with these grants the Company recorded a one-time noncash charge of $51,000.

       During year ended April 30, 1999, the Company implemented a stock option program pursuant to which distributors were granted stock options under the 1997 Plan based on annual sales for the year ended April 30, 1999. On June 10, 1999, the Company granted 56,000 options at an exercise price of $3.00 per common share exercisable through June 10, 2002 pursuant to the program. In connection therewith, the Company recorded a charge of $40,000 for the year ended April 30, 1999.

       During December 1999, the Company entered into a one year consulting agreement with an individual knowledgeable in the medical diagnostic testing area. In connection therewith, the Company issued 300,000 common shares and granted options to purchase 200,000 common shares at $2 per share, vesting as of December 15, 2000. The Company has recorded an estimated charge of $272,000 for the fair value of the common shares and options issued. The actual cost of the options will be determined on December 15, 2000.

       During the year ended April 30, 2000, the Company has granted various options to distributors and consultants to purchase 97,250 common shares. The options can be exercised through January 2005 at exercise prices ranging from $2.50 to $3.00 per share. In connection therewith, the Company recorded a charge of $84,000 for the year ended April 30, 2000.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE K - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

[1]    OPERATING LEASES:

       The Company leases office and warehouse facilities under operating leases expiring through August 2003. At April 30, 2000, the future minimum rental payments under the operating lease are as follows:

               2001                                     $   101,000
               2002                                          41,000
               2003                                           9,000
                                                        -----------
                                                        $   151,000
                                                        ===========

       Rent expense was $139,000 and $75,000 for the years ended April 30, 2000 and 1999, respectively.

[2]    PURCHASE AGREEMENT:

       On May 19, 1999, the Company entered into an agreement to acquire one of the leased facilities for $1,300,000 subject to zoning approval, environment assessment and structural inspection. The Company anticipates the purchase to be financed through a mortgage loan. At April 30, 2000, the Company has made a deposit of $20,000 towards this purchase.

[3]    EMPLOYMENT AGREEMENTS:

       On November 4, 1998, the Company entered into an employment agreement with its President providing for an annual salary of $96,000 which expired April 30, 2000.

       On November 4, 1996, the Company entered into a employment agreement with its Vice-President of Marketing and Sales for an annual salary of $84,000 which expired April 30, 2000.

       In addition, the above agreements provide for bonuses based on an aggregate of 2% of net sales.

       During 1997, the Company entered into a three year employment agreement with its Vice-President/General Manager. The employment agreement provides for a base annual salary of $84,000 per annum and a bonus of 1% of net sales after gross revenue of $1,000,000 per fiscal year. This employment agreement expired May 25, 2000.

       The Company is currently negotiating agreements with all of these individuals.

       During the years ended April 30, 2000 and 1999, the Company recorded approximately $156,000 and $199,000, respectively in bonuses based on net sales in accordance with employment agreements.

[4]    LITIGATION:

       (a)  Freidenberg Case

            In February 1994, Robert Friedenberg, as former owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed for a declaratory judgment in Maryland that a Share Exchange Agreement had been rescinded. In order to make a claim for damages, the Company filed a third-party claim against Dr. Friedenberg for breach of the Share Exchange Agreement and fraud. In November 1995, after a trial, the court denied Dr. Friedenberg's request for a declaration of rescission and allowed the Company's third-party claim to proceed to trial. In September 1996, Dr. Friedenberg died.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE K - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS  (CONTINUED)

[4]    LITIGATION:  (CONTINUED)

       (a)  Freidenberg Case  (continued)

            The Company's third party claim was decided by a jury on May 5, 1997. The verdict determined that Dr. Friedenberg breached the Share Exchange Agreement when he failed to deliver drug screening know how technology to the Company. The jury also found in favor of the Company on two of three fraud claims against Dr. Friedenberg and awarded the Company approximately $321,000 in damages. Dr. Friedenberg's estate, just prior to the jury trial, filed a supplemental claim for the shares of the Company which he would have received under the Share Exchange Agreement. The trial judge on July 17, 1998, ruled that the estate of Dr. Friedenberg is entitled to 5,907,154 common shares of the Company. The Company appealed that ruling and on April 1, 1999, a hearing was held in the Court of Special Appeals in Maryland.

            On September 15, 1999, the Court of Special Appeals in Maryland ruled in favor of the Company and reversed the circuit court's ruling that the estate of Dr. Friedenberg was entitled to 5,907,154 common shares of the Company. On December 21, 1999, the Court of Appeals denied the Friedenberg estate's petition to review the decision of the Court of Special Appeals. As a result of the aforementioned matters, no accrual was required.

       (b)  Jackson Morris Case

            In June 1995, the Company filed a lawsuit against Jackson Morris, the lawyer who was in charge of drafting and advising it on the Share Exchange Agreement (see Freidenberg Case). Mr. Morris, who had been recommended to the Company by Dr. Friedenberg, is alleged by the Company to have breached his fiduciary duty to the Company by later advising Dr. Friedenberg, individually, on how to rescind the Share Exchange Agreement. Mr. Morris is also charged with negligence in drafting the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000. Mr. Morris has counterclaimed as a party to the Share Exchange Agreement and seeks common shares. No trial date has been set. The Company is vigorously contesting the Morris claim.

       (c)  Private Placement Claim

            In June 1999, an individual filed suit in New York claiming that two private placement memoranda dated respectively September 15, 1992 and February 5, 1993, obligated the Company to issue him 1,555,601 common shares of the Company. The claim is that he is entitled to the common shares in consideration of brokering the acquisitions subject to the Share Exchange Agreement with Dr. Friedenberg. In addition, the individual is claiming a finder's fee of five percent of the funds raised by a September 1992 private placement. He alleges that a sum of one million dollars was raised. Finally, he claims that he is entitled to a consulting fee of $24,000. Management denies the claims and is vigorously contesting the suit. It is scheduled for a jury trial in the 4th calendar quarter of 2000.

       (d)  Phamatech Case

            On January 26, 1999, the Company was granted a U.S. Patent for the design of the Multiple Test Card, known as the Rapid Drug Screen. On April 7, 1999, the Company filed suit in the federal court in Delaware against Phamatech, Inc. of California. Phamatech, Inc. of California was a former supplier of the Company and in that capacity acquired proprietary information on its Rapid Drug Screen that it allegedly used to "knock off" the Company's product. This case was transferred from Delaware to California. On July 24, 2000, the California court granted American Bio Medica Corporation's motion to

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE K - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS  (CONTINUED)

[4]    LITIGATION:  (CONTINUED)

       (d)  Phamatech Case  (continued)

            add Tuan Pham, President of Phametech, as an individual defendant in the suit. The court also ordered that Wolfe & Associates (aka Wolfe
            Data) and James Wolfe, Elite Health Services, LLC and John Polanco (former distributors now selling the alleged infringing products be joined as defendants). Peninsula Drug Analysis Co., Inc. and James Ramsey (former distributor selling an alleged private label knock off believed by the Company to be manufactured by Phamatech), and Dipro Diagnostics of North America (another party selling an alleged private label knock off believed to be manufactured by Phamatech) are already parties to the Phamatech suit. The Company is alleging patent infringement, violation of trademark rights and unfair competition against all parties.

            On April 8, 1999, Phamatech Inc. filed suit in the federal court in San Diego, California asking for a declaration that the Company's patent is invalid. It also claimed breach of contract damages for an alleged nonpayment of invoices by the Company. The Company's transferred Delaware case and Phamatech's California case have been placed on the same trial docket in San Diego. By Order dated July 24, 2000, the Court ordered the competing California based suits be consolidated in one case. In a recent motion, Phamatech sought summary judgment. The trial court denied the motion as to Phamatech's declaratory judgment on the Company's patent claims. Since the Company's trademark had not been registered, even though the petition for trademark is on appeal within the United States Patent and Trademark Office ("PTO"), the trial court denied the Company's trademark claim. However, the Court did not deal with the Company's trade dress claim. Phamatech has now moved for partial summary judgment on the Company's trade dress claim even though the Company's application for trademark protection of its trade dress is still pending before the examiner at the PTO.

            In October 1999, the Company sued Larry Hartselle, Drug Detection Devices, and Gulf Supply for patent infringement, trademark dilution, and unfair competition. It is alleged that they are also selling the Phamatech knock off. Drug Detection Devices is alleged to be selling yet another private label manufactured by Phamatech. Larry Hartselle d/b/a Instant Drug Detection is a former distributor now selling the alleged Phamatech knock-off. Gulf Supply is alleged to be selling the private label knock off sold by Drug Detection Devices. The claims against Hartselle and Drug Detection Devices have been settled by the parties. An injunction will be issued against Larry Hartselle prohibiting further infringement. The remaining defendant, Gulf Supply, is in settlement negotiations with the Company.

[5]    RESTRICTED CASH:

       The Company collateralized a bank loan totalling $105,000 for the chairman of the board of directors/stockholder with a certificate of deposit in the bank amounting to $112,000.

[6]    MAJOR CUSTOMER:

       During the year ended April 30, 2000, there were no major customers representing 10% of sales. During the year ended April 30, 1999, one customer accounted for approximately 17% of net sales.

[7]    401(K) PLAN:

       Effective January 1, 1999, the Company adopted a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company at its discretion may make certain contributions to the plan. No such contributions have been made through April 30, 2000.

AMERICAN BIO MEDICA CORPORATION

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2000


NOTE L - GEOGRAPHIC INFORMATION

Information concerning sales by principal geographic is as follows:

                                                     YEAR ENDED APRIL 30,
                                               -------------------------------
                                                    2000             1999
                                               --------------   --------------

       United States                           $    7,073,000   $    6,477,000
       North America (not domestic)                   276,000           22,000
       Europe                                         155,000           70,000
       Asia/Pacific Run                                11,000           34,000
       South America                                  138,000          435,000
                                               --------------   --------------
                                               $    7,653,000   $    7,038,000
                                               ==============   ==============

                         AMERICAN BIO MEDICA CORPORATION
                                 BALANCE SHEETS

                                                                   July 31,         April 30,
                                                                     2000              2000
                                                                 (Unaudited)
                                                                 -----------       ------------
                               ASSETS
Current assets:
  Cash and cash equivalents                                      $    630,000      $  1,207,000
  Investments                                                          84,000            74,000
  Accounts receivable, net                                          1,369,000         1,150,000
  Inventory                                                         1,372,000         1,332,000
  Prepaid expenses                                                     87,000            46,000
                                                                 ------------      ------------

  Total  current assets                                             3,542,000         3,809,000

Property, plant and equipment, net                                    377,000           388,000
Due from director/stockholder                                         465,000           335,000
Restricted cash                                                       116,000           112,000
Other assets                                                          110,000           114,000
Loan receivable - BioSys, Inc.                                        380,000           280,000
                                                                 ------------      ------------

                                                                 $  4,990,000      $  5,038,000
                                                                 ============      ============

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                          $  1,813,000      $  1,655,000
  Note payable - stockholder                                                            125,000
  Current portion of capital lease obligations                         13,000            13,000
                                                                 ------------      ------------

 Total current liabilities                                          1,826,000         1,793,000

  Long term portion of capital lease obligations                       31,000            34,000
                                                                 ------------      ------------

 Total liabilities                                                  1,857,000         1,827,000
                                                                 ------------      ------------
Stockholders' equity:
 Preferred stock; par value $.01 per share; 5,000,000 shares
    Authorized; none issued and outstanding
 Common stock; par value $.01 per share; 30,000,000 shares
    Authorized; 18,045,548 shares issued and
    Outstanding at July 31, 2000 and April 30, 2000                   180,000           180,000
Additional paid-in capital                                         15,210,000        15,210,000
Subscription receivable                                                (5,000)           (5,000)
Unearned portion of compensation                                     (272,000)         (454,000)
Unrealized loss on investments available for sale                     (64,000)          (77,000)
Accumulated deficit                                               (11,916,000)      (11,643,000)
                                                                 ------------      ------------

                                                                    3,133,000         3,211,000
                                                                 ------------      ------------

                                                                 $  4,990,000      $  5,038,000
                                                                 ============      ============

                 See accompanying notes to financial statements

                         AMERICAN BIO MEDICA CORPORATION
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                          FOR THE THREE MONTHS ENDED
                                                                                   JULY 31,
                                                                        ------------------------------
                                                                            2000              1999
                                                                        ------------      ------------
Net sales                                                               $  2,155,000      $  2,127,000

Cost of goods sold                                                           742,000         1,067,000
                                                                        ------------      ------------

Gross profit                                                               1,413,000         1,060,000
                                                                        ------------      ------------

Operating expenses:
    Selling, general and administrative                                    1,391,000           907,000
    Non-cash compensation                                                    182,000
    Depreciation                                                              29,000            24,000
    Research and development                                                 119,000           235,000
                                                                        ------------      ------------
                                                                           1,721,000         1,166,000
                                                                        ------------      ------------

Operating loss                                                              (308,000)         (106,000)
                                                                        ------------      ------------

Other income (expense):
   Gain on sale of marketable securities                                                        58,000
   Interest income                                                            37,000            27,000
   Interest expense                                                           (2,000)           (6,000)
                                                                        ------------      ------------
                                                                              35,000            79,000
                                                                        ------------      ------------

Net loss                                                                $   (273,000)     $    (27,000)

Adjustments:
Preferred stock beneficial conversion feature                                                 (123,000)
Preferred stock dividends                                                                      (32,000)
                                                                        ------------      ------------
Net loss attributable to common shareholders                            $   (273,000)     $   (182,000)
                                                                        ============      ============

Basic and diluted net loss
   per common share                                                     $      (0.02)     $      (0.01)

Weighted average shares outstanding -
    basic and diluted                                                     18,045,548        14,875,190
                                                                        ============      ============

                                    AMERICAN BIO MEDICA CORPORATION
                                    STATEMENT OF COMPREHENSIVE LOSS

Net loss                                                                $   (273,000)     $    (27,000)
Other comprehensive loss:
  Unrealized gain (loss) on investments                                       13,000           (44,000)
                                                                        ------------      ------------
  Comprehensive loss                                                    $   (260,000)     $    (71,000)
                                                                        ============      ============

                 See accompanying notes to financial statements

                         AMERICAN BIO MEDICA CORPORATION
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                  FOR THE THREE MONTHS ENDED
                                                                           JULY 31,
                                                                 ----------------------------
                                                                     2000            1999
                                                                 ------------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                        $  (273,000)     $   (27,000)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation                                                     29,000           24,000
     Provision for bad debts                                           9,000           17,000
     Issuance of compensatory stock and stock options                182,000
     Accrued interest                                                (12,000)          (4,000)
    Gain on sale of marketable securities                                             (39,000)
    Changes in:
       Accounts receivable                                          (228,000)        (347,000)
       Inventory                                                     (40,000)         107,000
       Prepaid expenses and other current assets                     (41,000)           7,000
       Other assets                                                    4,000           (5,000)
       Restricted cash                                                (4,000)
       Accounts payable and accrued expenses                         158,000           41,000
                                                                 -----------      -----------
         Net cash used in operating activities                      (216,000)        (226,000)
                                                                 -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                          (18,000)         (31,000)
  Purchase of investments                                                             (73,000)
  Sales and maturity of investments                                    3,000          342,000
  Loan to Biosys, Inc.                                              (100,000)
  Loan to director/stockholder                                      (118,000)
                                                                 -----------      -----------
         Net cash provided by (used in) investing activities        (233,000)         238,000
                                                                 -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Settlement of registration rights agreement                       (125,000)        (100,000)
  Capital lease payments                                              (3,000)          (4,000)
                                                                 -----------      -----------
         Net cash used in financing activities                      (128,000)        (104,000)
                                                                 -----------      -----------

Net decrease in cash and cash equivalents                           (577,000)         (92,000)
Cash and cash equivalents - beginning of period                    1,207,000          131,000
                                                                 -----------      -----------

Cash and cash equivalents - end of period                        $   630,000      $    39,000
                                                                 ===========      ===========
Supplemental disclosures of cash flow information
   Cash paid during year for:
      Interest                                                   $     2,000      $     6,000
NON-CASH ACTIVITIES:
   Common stock dividends paid to holders of preferred stock                      $    31,000
   Dividend accrued not yet paid                                                  $    32,000



                 See accompanying notes to financial statements

Notes to Financial Statements
July 31, 2000

Note A - Basis of Reporting

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the financial position of American Bio Medica Corporation (the "Company" or "ABMC") at July 31, 2000, and the results of its operations, and cash flows for the three-month period then ended. The results of operations for the three-month period ended July 31, 2000 are not necessarily indicative of the operating results for the full year. It is suggested that these financial statements be read in conjunction with the financial statements and related disclosures for the year ended April 30, 2000 included in the Company's Form 10-KSB.

During the year ended April 30, 2000, the Company sustained a net loss of $2,136,000 and had net cash outflows from operating activities of $846,000. During the 2001 First Quarter, the Company sustained a net loss of $273,000 principally due to an increase in selling, general and administrative expenses and had net cash outflows from operating activities of $216,000. The Company has taken a number of steps to improve its financial prospects including entering into national and international distribution agreements with a number of distributors, completed an in-house strip manufacturing program to reduce costs and other measures to enhance profit margins. In addition, on April 28, 2000 the Company raised $2,000,000 pursuant to a common stock purchase agreement.

Note B - Loss Per Common Share

Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the period. No effect has been given to potential issuances of common stock including outstanding options and warrants in the diluted computation, as their effect would be antidilutive.

When preferred stock is convertible to common stock at a conversion rate that is the lower of a rate fixed at issuance or a fixed discount from the common stock market price at the time of conversion, the discounted amount is an assured incremental yield. This "beneficial conversion feature", to the preferred stockholders is accounted for as an embedded dividend to preferred shareholders. As such, the loss per common share was adjusted for this feature.

Note C - Litigation

"Patent, Trademark, and Unfair Competition Litigation"

On January 26, 1999, the Company was granted a U.S. Patent for the design of the Multiple Test Card, known as the Rapid Drug Screen. On April 7, 1999, the Company filed suit in the federal court in Delaware against Phamatech, Inc. of California. Phamatech, Inc. of California was a former supplier of the Company and in that capacity acquired proprietary information on the Company's Rapid Drug Screen that it used to "knock off" the Company's product. This case was transferred from Delaware to California. In July 2000, the California Court granted ABMC's motion to add Tuan Pham, President of Phamatech, as an individual defendant in the suit. The Court also ordered that Wolfe & Associates (aka Wolfe
Data) and James Wolfe, Elite Health Services, LLC and John Polanco (former distributors now selling the alleged infringing product) be joined as defendants. Peninsula Drug Analysis Co., Inc. and James Ramsey (former distributor selling a private label knock off believed by the Company to be manufactured by Phamatech), and Dipro Diagnostics of North America (another party selling the private label knock off (believed to be manufactured by Phamatech) are already parties. The Company is alleging patent infringement, violation of trademark rights, and unfair competition against all parties.

On April 8, 1999, one day after the Company filed its Delaware suit, Phamatech, Inc. filed suit in the federal court in San Diego, California asking for a declaration that the Company's patent is invalid. It also claimed breach of contract damages for an alleged non-payment of invoices by the Company. The Company's transferred Delaware case and Phamatech's California case have been placed on the same trial docket in San Diego. By Order dated July 24, 2000, the Court ordered the competing California based suits be consolidated in one case. In a recent motion, Phamatech sought summary judgment on its declaratory judgment on the Company's patent claims. The trial court denied the motion. Since the ABMC trademark had not been registered, even though the petition for trademark is on appeal within the United States Patent and Trademark Office ("PTO"), the trial court denied the Company's trademark claim. However, the Court did not deal with the Company's trade dress claim. Phamatech has now moved for partial summary judgment on ABMC's trade dress claim even though ABMC's application for trademark protection of its trade dress is still pending before the examiner at the PTO.

In October 1999, the Company sued Larry Hartselle, Drug Detection Devices, and Gulf Supply for patent infringement, trademark dilution, and unfair competition. It is alleged that they are also selling the Phamatech knock off. Drug Detection Devices is alleged to be selling yet another private label manufactured by Phamatech. Larry Hartselle d/b/a Instant Drug Detection is a former distributor who was selling the Phamatech knock-off. Gulf Supply is alleged to be selling the private label knock off sold by Drug Detection Devices. The claims against Hartselle and 3DL have been settled by the parties. The terms are confidential. As a non-confidential part of the agreement, Hartselle, without admitting any liability, has agreed to a consent order prohibiting him from selling the knock-off product in all configurations and from infringing any other ABMC property. The remaining defendant is engaged in settlement negotiations with the Company.

"Friedenberg-related Litigation"

In February 1994, Robert Friedenberg, as former owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed for a declaratory judgment in Maryland that a Share Exchange Agreement had been rescinded. In order to make a claim for damages, the Company filed a third-party claim against Dr. Friedenberg for breach of the Share Exchange Agreement and fraud. In November 1995, after a trial, the court denied Dr. Friedenberg's request for a declaration of rescission and allowed the Company's third-party claim to proceed to trial. In September 1996, Dr. Friedenberg died.

The Company's third party claim was decided by a jury on May 5, 1997. The verdict determined that Dr. Friedenberg breached the Share Exchange Agreement when he failed to deliver drug screening know how technology to the Company. The jury also found in favor of the Company on two of three fraud claims against Dr. Friedenberg and awarded the Company approximately $321,000 in damages. Dr. Friedenberg's estate, just prior to the jury trial, filed a supplemental claim for the shares of the Company which he would have received under the Share Exchange Agreement. The trial judge on July 17, 1998, ruled that the estate of Dr. Friedenberg was entitled to 5,907,154 common shares of the Company. The Company appealed that ruling and on September 15, 1999, the Court of Special Appeals in Maryland ruled in favor of the Company and reversed a Maryland circuit court's ruling that the estate of Dr. Robert Friedenberg was entitled to 5,907,154 common shares of the Company. The case was remanded to the circuit court with directions to enter a judgment for the Company. The Friedenberg estate petitioned the Court of Appeals, Maryland's highest court, to consider the case. The Company opposed any further proceeding. On December 21, 1999, the Court of Appeals denied the Friedenberg estate's petition to review the decision of the Court of Special Appeals.

In June 1995, the Company filed a lawsuit against Jackson Morris, the lawyer who was in charge of drafting and advising it on the Share Exchange Agreement. Mr. Morris, who had been recommended to the Company by Dr. Robert Friedenberg and whose fees were paid by the Company, is alleged to have breached his fiduciary duty to the Company in several ways, including by later advising Dr. Friedenberg, individually, on how to rescind the Share Exchange Agreement as well as testifying for Dr. Friedenberg over the Company's objections and in violation of this obligations to the Company. Mr. Morris is also charged with negligence in drafting the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000. Mr. Morris has counterclaimed as a party to the Share Exchange Agreement and seeks common shares. Whatever claim Mr. Morris has comes from the Friedenberg claim. No trial date has been set. The Company is vigorously contesting the Morris claim.

In June 1999, an individual, Richard Davidson, filed suit in New York claiming that two placement memoranda dated respectively September 15, 1992 and February 5, 1993, obligated the Company to issue him 1,555,601 common shares of the Company. The claim is that he is entitled to the common shares in consideration of brokering the acquisitions subject to the Share Exchange Agreement with Dr. Robert Friedenberg. In addition, the individual is claiming a finder's fee of five percent of the funds raised by the September 1992 private placement. He alleges that a sum of one million dollars was raised. Finally, he claims that he is entitled to a consulting fee of $24,000. Management denies the claims and is vigorously contesting the suit. It is scheduled for a jury trial in the fourth calendar quarter of 2000.

Note D - Reclassifications

Certain items have been restated to conform with the current presentation.

                         AMERICAN BIO MEDICA CORPORATION
                                     Part II
                     Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers

Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or when authorized by
(i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

The Company is in the process of amending its bylaws. The new bylaws will provide that the company will indemnify our directors and officers to the full extent permitted by law if that person is a party to a matter by reason of being a director or officer. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by our stockholders on our behalf against a director.

Item 25. Other Expenses Of Issuance And Distribution

The expenses payable by us in connection with the issuance and distribution of the securities are estimated as follows:

         SEC Registration Fee                $    712
         Legal Fees and Expenses               25,000
         Accounting                            10,000
         Transfer Agent Fees                    1,000
                                             --------
         Total:                              $ 36,712

Item 26. Recent Sales of Unregistered Securities.

During the past three years, the following transactions were effected by us in reliance upon exemptions from registration under the Securities Act of 1933 as amended.

Unless stated otherwise, we believe that:

     - Each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition.

     - No underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions.

     -    These transactions did not involve any public offerings.

     - Each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities.

The Company believes that these issuances and sales were exempt from registration pursuant to Section 4(2) of the Securities Act.

Sale of Convertible Preferred Stock

During September 1997, the Company completed a private placement to a private institutional investor in which it netted proceeds of approximately $950,000 through the sale of 60 shares of 8% Series B Convertible Preferred Shares and
45.5 shares of Series C Convertible Preferred Shares with a stated value of $10,000 per share. Each Preferred Share was convertible into common shares pursuant to the following formula: $10,000 divided by lesser of $3.50 for 7% of the average of the daily closing bid prices for the twenty consecutive trading days ending on the trading day prior to the day on which the Preferred Shares are converted to common shares. Dividends were payable in cash or shares of common stock at the election of the Company on the date the Preferred Shares are converted to common shares. The Series B Preferred Shares and the Series C Preferred Shares were converted into an aggregate of 226,037 and 160,359 common shares respectively.

During April 1998, the Company issued 2,500 Series D Preferred Shares in a private placement to a private institutional investor for which it received proceeds of $2.5 million. The Company issued an additional 231 Preferred Shares as dividend payments from April 28, 1998 through February 2, 2000. In six conversions from July 1998 through February 2000, the institutional investor converted all Series D Preferred Shares (2,731) into 2,306,020 common shares.

Issuance of Additional Common Shares

On December 15, 1999, the Company issued 300,000 common shares to a general medical consultant as consideration for the consulting services to be provided pursuant to a consulting agreement.

On April 20, 2000, the Company issued 1,408,450 common shares for $2,000,000 ($1.41 per share) in a private placement to a private institutional investor.

Issuance of Warrants

On April 24, 1998, the Company issued 7,355 warrants at $4.81 per share to Shoreline Pacific in connection with the placement of the Series D Preferred financing. The warrants expire on April 24, 2001.

On April 24, 1998, the Company issued 100,000 warrants at $4.81 per share in a private placement to a private institutional investor in connection with the Series D Preferred financing. The warrants expire on April 24, 2001. On January 27, 2000, an additional 1,987 warrants were issued to the investor pursuant to the anti-dilution provisions of the Warrant Agreement and the exercise price of all 101,987 warrants was adjusted to $4.71 per share.

On October 28, 2000, the Company issued warrants to purchase 953,283 common shares at an exercise price of $1.1689 per share to the private institutional investor as required by the terms of the April 2000 sale of common shares to that investor.

The only other issuances were related to stock options, cancellation and expiring of options, and issuances of stock related to stock option exercises.

Item 27. Exhibits

See Exhibit List on page E-1.

Item 28. Undertakings

The undersigned registrant hereby undertakes that it will:

Undertaking (a)

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933:

    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (`230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) Include any additional or changed material information on the plan of distribution

(2) For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Undertaking (e)

Insofar as indemnification for liabilities arising under the Securities Act of 1993 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of Kinderhook and State of New York on November __, 2000.


                                  AMERICAN BIO MEDICA CORPORATION
                                  (Registrant)


                                  By:  /s/ Stan Cipkowski
                                       --------------------------
                                       Stan Cipkowski,
                                       Chairman of the Board of Directors,
                                       President and Chief Executive Officer


                                POWER OF ATTORNEY

Each of the undersigned officers and directors of American Bio Medica Corporation whose signature appears below hereby appoints Stan Cipkowski and Keith Palmer, and each of them, as true and lawful attorney-in-fact for the undersigned with full power of substitution, to execute in his name and on his behalf in each capacity stated below, any and all amendments (including post-effective amendments) to this registration statement as the attorney-in-fact shall deem appropriate, and to cause to be filed any such amendment (including exhibits thereto and other documents in connection therewith) to this registration statement with the Securities and Exchange Commission, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, may lawfully do or cause to be done by virtue herewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 17, 2000:

         Signature                        Title
         ---------                        -----

/s/ Stan Cipkowski
----------------------------
Stan Cipkowski                  Chairman of the Board of Directors,
                                President and Chief Executive Officer
                                (Principal Executive Officer)

/s/ Edmund Jaskiewicz
----------------------------
Edmund Jaskiewicz               Director


/s/ Jay Bendis
----------------------------
Jay Bendis                      Director and Vice President Sales and Marketing



/s/ Gerald Moore
----------------------------
Gerald Moore                    Director

/s/ Robert Aromando
----------------------------
Robert Aromando                        Director


/s/ Denis O'Donnell, M.D.
----------------------------
Denis O'Donnell, M.D.                  Director


/s/Keith Palmer
----------------------------
Keith Palmer                           Chief Financial Officer
                                       (Principal Financial Officer)

AMERICAN BIO MEDICA CORPORATION
INDEX TO EXHIBITS


Number          Description of Exhibits

3.5   Bylaws*

3.6 Fifth Amendment to Certificate of Incorporation (filed as exhibit 3.6 to the Company's Form SB-2 filed on November 21, 1996 and incorporated herein by reference)

4.6 Fiscal 1997 Nonstatutory Stock Option Plan (filed as part of the Company's Proxy Statement for its Fiscal 1997 Annual Meeting and incorporated herein by reference)

4.14 Fiscal 1998 Nonstatutory Stock Option Plan (filed as part of the Company's Proxy Statement for its Fiscal 1998 Annual Meeting and incorporated herein by reference)

4.15 Fiscal 2000 Nonstatutory Stock Option Plan (filed as part of the Company's Proxy Statement for its Fiscal 2000 Annual Meeting and incorporated herein by reference)

4.16 Common Stock Purchase Agreement dated as of April 28, 2000 by and between the Company and Seaside Partners, L.P.**

5.1   Opinion and Consent of Hopkins & Sutter re: legality

10.6  Contract of Sale dated May 19, 1999/Kinderhook, New York facility**

10.7  Agreement of Lease dated May 13, 1999/Kinderhook, New York facility**

10.8  Lease dated August 1, 1999/New Jersey facility**

10.9 Voting Agreement dated as of April 28, 2000 by and between the Company, certain Key Holders of the Company's securities, and Seaside Partners, L.P.

10.10 Letter Agreement regarding terms of employment by and between the Company and Keith Palmer dated September 6, 2000

23.1  Consent of Richard A. Eisner & Company, LLP

23.2  Consent of Hopkins & Sutter (contained in Exhibit 5.1)

24.1  Power of Attorney (included on page S-1)



--------------------------
* Filed as the exhibit number listed to the Company's Form 10-SB filed on November 21, 1996 and incorporated herein by reference.

** Filed as the exhibit number listed to the Company's Form 10-KSB for the fiscal year ended April 30, 2000 and incorporated herein by reference.




                                      E-1